Exhibit 2.1

ASSET PURCHASE AGREEMENT
dated as of February 18, 2016
by and between
MICRONET ENERTEC TECHNOLOGIES, INC.
and
NOVATEL WIRELESS, INC.

i

TABLE OF CONTENTS
(continued)
	Page
4.6	Brokers ................................................................................................................	17
4.7	Voting Agreements .............................................................................................	17
ARTICLE V COVENANTS		17
5.1	Operation of the Telematics Hardware Business Prior to Closing .....................	17
5.2	Access to Information .........................................................................................	18
5.3	Employees and Employee Benefits ....................................................................	18
5.4	No Solicitation ....................................................................................................	19
5.5	Governmental Authorizations..............................................................................	20
5.6	Public Announcements .......................................................................................	20
5.7	Notification of Certain Matters ...........................................................................	21
5.8	Purchaser Financing............................................................................................	21
5.9	Confidentiality ....................................................................................................	21
5.10	Non-Competition; Non-Solicitation....................................................................	22
5.11	Third Party Consents Not Obtained at Closing...................................................	24
5.12	Bulk Sales Laws..................................................................................................	24
5.13	Further Assurances..............................................................................................	25
5.14	Supply Agreement, Cross-License Agreement and TSA ....................................	25
5.15	Tax Matters .........................................................................................................	26
5.16	Trademark License..............................................................................................	26
5.17	Right of Set-Off for Product Minimum ..............................................................	27
5.18	Sellers’ Financial Statements ..............................................................................	27
5.19	Warranty Claims .................................................................................................	27
5.20	Customer Payments ............................................................................................	28
ARTICLE VI CONDITIONS TO THE OBLIGATIONS OF THE PARTIES		28
6.1	Conditions to the Obligations of Sellers .............................................................	28
6.2	Conditions to the Obligations of Purchaser ........................................................	28
ARTICLE VII TERMINATION		29
7.1	Termination..........................................................................................................	29
7.2	Notice of Termination; Effect of Termination ....................................................	30
7.3	Purchaser Termination Fee .................................................................................	30
ARTICLE VIII INDEMNIFICATION		31
8.1	Indemnification by Novatel ................................................................................	31
8.2	Indemnification by Purchaser .............................................................................	31
8.3	Claim Procedure/Notice of Claim.......................................................................	32
8.4	Survival of Representations, Warranties and Covenants; Determination of Losses..................................................................................................................	33
8.5	Limitations on Indemnification Obligations .......................................................	34
8.6	Exclusive Remedy ..............................................................................................	35
8.7	Right of Set-Off for Indemnity Claims ...............................................................	35
ARTICLE IX MISCELLANEOUS		35
9.1	Amendment and Modifications...........................................................................	35
9.2	Waiver of Compliance; Consents .......................................................................	35
9.3	Notices ................................................................................................................	36

Exhibit and Annex Index

Annex I	- Definitions

Annex II	- Purchased Assets

Annex III	- Roadmap

Exhibit A	- Promissory Note

Exhibit B	- Bill of Sale

Disclosure Schedules Index

Schedule 2.3(a)	Novatel Bank Account

Schedule 3.3(a)	Conflicts

Schedule 3.3(b)	Consents

Schedule 3.5(b)	Assets Used in the Telematics Hardware Business Not Included in Purchased Assets

Schedule 3.6	Inventory

Schedule 3.7	Warranty Claims

Schedule 3.8	Condition of Assets

Schedule 3.9	Litigation

Schedule 3.10(a)(i)	Purchased Patents

Schedule 3.10(a)(ii)	Purchased Trademarks

Schedule 3.10(c)	Encumbrances on Intellectual Property

Schedule 3.10(e)	Third Party Intellectual Property

Schedule 3.10(j)	Out-Licenses of Purchased Intellectual Property

Schedule 3.12	Financial Information

Schedule 3.13	Subsequent Events

Schedule 3.14	Licenses and Permits

Schedule 3.15(e)	Environmental Permits and Reports

Schedule 3.16(a)	Material Suppliers

Schedule 3.16(b)	Material Customers

Schedule 3.17(a)(i)	Employees

Schedule 3.17(a)(ii)	Bonuses, Backpay or Other Remuneration

Schedule 3.17(a)(iii)	Employee Matters

Schedule 3.17(b)	Employment Contracts and Severance Agreements, Programs and Policies

Schedule 3.17(d)	Employee Benefit Plans

Schedule 3.18	Trade Programs

Schedule 3.20	Related Party Transactions

Schedule 5.1(a)	Standard Terms and Conditions of Sale

Schedule 5.1(e)	Business Practices

Schedule 5.10(b)(i)	Noncompete Customers and Products

Schedule 5.19	Warranty Claim Procedures

Schedule 6.2(e)	Business Employee Acceptances

v

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT is made and entered into as of February 18, 2016 (this “Agreement”), by and between MICRONET ENERTEC TECHNOLOGIES, INC., a Delaware corporation (“Purchaser”), and NOVATEL WIRELESS, INC., a Delaware corporation (“Novatel” and together with certain of its wholly owned subsidiaries, the “Sellers” and each a “Seller”).

RECITALS:

WHEREAS, Sellers are engaged in the Telematics Hardware Business (as defined in Annex I);

WHEREAS, Sellers desire to sell the assets and properties of Sellers that are currently being used in the conduct of the Telematics Hardware Business by Sellers, and Purchaser desires to acquire such assets and properties of Sellers that are currently being used in the conduct of the Telematics Hardware Business by Sellers, on the terms and subject to the conditions hereinafter set forth;

WHEREAS, in connection with the transactions contemplated by this Agreement, (A) Purchaser and Novatel intend concurrently with the Closing to enter into (i) a Manufacturing and Supply Agreement (the “Supply Agreement”), (ii) a Cross-License Agreement (the “Cross- License Agreement”) and (iii) certain other agreements as contemplated herein, and (B) Purchaser will concurrently with the Closing issue to Novatel that certain Promissory Note attached hereto as Exhibit A (the “Promissory Note”);

WHEREAS, Seller has entered into voting agreements (the “Voting Agreements”) with holders of voting capital stock of Purchaser pursuant to which such holders have agreed to approve, to the extent necessary, the Acquisition, the Required Financing and the transactions contemplated hereby; and

WHEREAS, each term defined in the preamble shall have the meaning set forth above whenever used herein, unless otherwise expressly provided, and each other defined term shall have the meaning given thereto in Annex I.

NOW, THEREFORE, in consideration of the foregoing recitals, the representations, warranties and covenants set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
PURCHASE AND SALE, PURCHASE PRICE, ALLOCATION AND OTHER RELATED MATTERS

1.1    Purchase and Sale. On and subject to the terms and conditions of this Agreement, Purchaser agrees to purchase from Sellers, and Sellers agree to sell, assign, convey, transfer and deliver at the Closing for the consideration specified in Section 1.2 to Purchaser, all right, title and interest of Sellers in and to all of the Purchased Assets, free and clear of any Liens other than Permitted Liens (the “Acquisition”).

1.2    Purchase Price. The purchase price payable by Purchaser to Sellers for the Purchased Assets and the rights and benefits conferred herein shall be the following:

(a)    an amount equal to $24,000,000 subject to adjustment as set forth in Section 1.4 (the “Purchase Price”), payable in accordance with Section 1.3; and

(b)    the assumption by Purchaser at the Closing of the Assumed Liabilities.

1.3    Payment of the Purchase Price. The Purchase Price shall be payable as follows:

(a)    Closing Payment. On the Closing Date, Purchaser shall pay to Novatel an amount equal to $12,000,000 (the “Closing Consideration”), with such payment being made by wire transfer of immediately available funds to that account to be provided by Novatel to Purchaser prior to the Closing Date.

(b)    Deferred Payment. Subject only to any set-off rights pursuant to the terms and conditions of this Agreement, the remaining $12,000,000 of the Purchase Price (the “Deferred Purchase Price”) will be paid by Purchaser to Novatel as follows: (i) $6,000,000 will be paid by Purchaser to Novatel on the date that is the first anniversary after the Closing Date, and (ii) $6,000,000 will be paid by Purchaser to Novatel on the date that is the second anniversary after the Closing Date. Purchaser may prepay all or any portion of the unpaid Deferred Purchase Price at any time and from time to time. At the Closing, Purchaser shall issue to Novatel the Promissory Note in the amount equal to the Deferred Purchase Price. Until payment in full of the Deferred Purchase Price, Novatel shall hold the Promissory Note made by Purchaser in favor of Novatel, in the amount equal to any portion of the Deferred Purchase Price not then paid.

1.4    Adjustment of Purchase Price.

(a)    As soon as practicable but not later than thirty (30) days after the Closing Date, Purchaser shall deliver to Sellers a statement (the “Closing Inventory Statement”) setting forth the quantities and dollar balances of the Inventory on hand and transferred to Purchaser by Sellers as of the close of business on the Closing Date (the “Final Inventory Amount”) and setting forth the amount, if any, by which the total Inventory on hand as of the Closing Date is greater than the Target Inventory Ceiling or less than the Target Inventory Floor. In the event that Purchaser does not provide Sellers with the Closing Inventory Statement within such thirty (30) day period, then the Final Inventory Amount shall be deemed to be the Target Inventory Floor.

(b)    Sellers shall have thirty (30) days from the date of receipt of the Closing Inventory Statement from Purchaser to dispute any amount on the Closing Inventory Statement, including the Final Inventory Amount, by providing written notice to Purchaser of such dispute (a “Dispute Notice”) within such thirty (30) day period. If Sellers provide Purchaser with a Dispute Notice, the parties shall cooperate in good faith to resolve such dispute as promptly as practicable and shall make available to each other and any of their respective Representatives as necessary for the review and resolution of the dispute all relevant books, records, personnel and access to actual physical inventory, as reasonably requested by Purchaser and Sellers, as applicable.

(c)    In the event the parties are unable to resolve any dispute regarding the Final Inventory Amount, such dispute shall be submitted to, and all issues having a bearing on such dispute shall be resolved by, Deloitte LLP or such other independent accounting firm as is mutually agreed upon by the parties (the “Independent Accountant”), whose written determination as to the Final Inventory Amount shall be conclusive and binding on all parties. All fees and expenses charged by the Independent Accountant shall be shared equally by Purchaser, on the one hand, and Sellers, on the other hand.

(d)    In the event the Final Inventory Amount, as determined in this Section 1.4, is equal to or greater than the Target Inventory Floor, but less than or equal to the Target Inventory Ceiling, there will be no adjustment to the Purchase Price relating to Inventory.

(e)    In the event the Final Inventory Amount, as determined in this Section 1.4, is less than the Target Inventory Floor, Sellers shall pay to Purchaser, by wire transfer of immediately available funds to an account designated by Purchaser, an amount in cash equal to the (i) the Target Inventory Floor, less (ii) the Final Inventory Amount, with such amount being paid within five (5) Business Days of the Final Inventory Amount being determined. Any payments made by Sellers to Purchaser hereunder shall be deemed an adjustment to the Purchase Price.

(f)    In the event the Final Inventory Amount, as determined in this Section 1.4, is greater than the Target Inventory Ceiling, Purchaser shall treat as a credit toward Novatel’s future purchases from Purchaser under the Supply Agreement, with such purchases to be included in determining Novatel’s satisfaction of the Annual Minimum (as defined in the Supply Agreement) for the first year of the term thereof, the amount by which the (A) the Final Inventory Amount exceeds (B) the Target Inventory Ceiling. Any amount so credited by Purchaser to Novatel shall be deemed an adjustment to the Purchase Price.

1.5    Assumed Liabilities.

(a)    As part of the consideration for the purchase of the Purchased Assets, Purchaser shall, at the Closing, by its execution and delivery of a bill of sale and assignment and assumption agreement in substantially the form attached hereto as Exhibit B (the “Bill of Sale”), assume, agree to perform, and in due course pay and discharge, only the following Liabilities of Sellers relating to the Telematics Hardware Business (collectively, the “Assumed Liabilities”):

(i)    The obligations of the Sellers under each Transferred Contract, except to the extent such obligations (i) are not disclosed on the face of such Transferred Contract, (ii) arise from or relate to any breach by Sellers of any provision of such Transferred Contract, or (iii) accrue prior to the Closing Date; and

(ii)    all outstanding warranty claims or warranty claims made following the Closing Date related to or in connection with the Products or the Roadmap Products sold by Sellers on or prior to the Closing Date (the “Warranty Claims”).

(b)    Purchaser shall not assume, be deemed to assume, or otherwise have any responsibility or obligation for any Liabilities other than the Assumed Liabilities, and Sellers shall continue to be responsible for all other Liabilities related to Sellers or the Telematics Hardware Business, including without limitation any and all Retained Liabilities.

1.6    Transfer Taxes. Any and all transfer, sales, use, purchase, value added, excise, real property, personal property, intangible, stamp, or similar Taxes (collectively, “Transfer Taxes”) imposed on, or resulting from, the transfer of any Purchased Assets (including those Transfer Taxes imposed on Purchaser or the Purchased Assets) shall be borne equally by Purchaser and Novatel.

1.7    Allocation. Within thirty (30) days after the Closing Date, Purchaser and Novatel shall agree upon a schedule allocating the Purchase Price (and all relevant Assumed Liabilities and other relevant items) among the Purchased Assets and the covenants set forth in Section 5.10 (the “Purchase Price Allocation Schedule”) in a manner consistent with GAAP. The Purchase Price Allocation Schedule shall be prepared in accordance with Code Section 1060, Treasury Regulations Section 1.1060-1(c), and Treasury Regulations Section 1.338. Purchaser and Novatel shall report the transactions for Tax purposes consistent with the Purchase Price Allocation Schedule, as finally determined. To the extent there are any adjustments to the Purchase Price or Assumed Liabilities, the parties shall make appropriate adjustments to the Purchase Price Allocation Schedule, as finally determined, to reflect such changes.

1.8    Payments Generally. Any and all payments required to be made to Sellers under this Agreement shall be made to Novatel, as representative of the Sellers.

ARTICLE II
CLOSING AND CLOSING DATE DELIVERIES

2.1    Closing. The term “Closing” as used herein shall refer to the actual conveyance, transfer, assignment and delivery of the Purchased Assets to Purchaser in exchange for the Closing Consideration payable to Novatel pursuant to Section 1.3. The Closing shall take place at the offices of Paul Hastings LLP, 4747 Executive Drive, Suite 1200, in San Diego, California within two (2) Business Days following the satisfaction (or waiver) of all of the conditions to Closing set forth in ARTICLE VI or at such other place and time as is mutually agreed to in writing by Novatel and Purchaser (the “Closing Date”). The Closing shall be deemed to occur at 5:00 pm Eastern Time on the Closing Date.

2.2    Closing Deliveries by Sellers. At the Closing, Novatel, on behalf of the Sellers, shall deliver to Purchaser (collectively, the “Seller Deliverables”):

(a)    the Bill of Sale, executed by the Sellers, together with all such other bills of sale, lease assignments, assignments of all Purchased Intellectual Property, contract assignments and other documents and instruments of sale, assignment, conveyance, transfer and assumption, as each Seller shall have obtained as of such time;

(b)    the Supply Agreement, executed by Novatel;

(c)    the Cross-License Agreement, executed by Novatel;

(d)    the Promissory Note, acknowledged by Novatel; and

(e)    a certificate signed by the Chief Financial Officer of Novatel confirming to Purchaser that all Liens on the Purchased Assets (other than Permitted Liens) have been or will be at the Closing terminated and released in their entirety.

2.3    Closing Deliveries by Purchaser. At the Closing, Purchaser shall deliver to Sellers (collectively, the “Purchaser Deliverables”):

(a)    the payment to Novatel of the Closing Consideration, by wire transfer of immediately available funds, to the account set forth on Schedule 2.3(a) of the Disclosure Schedules;

(b)    the Bill of Sale, executed by Purchaser;

(c)    the Supply Agreement, executed by Purchaser;

(d)    the Cross-License Agreement, executed by Purchaser; and

(e)    the Promissory Note made by Purchaser.

2.4    Cooperation. Sellers and Purchaser shall, on reasonable request, on and after the Closing Date, cooperate with one another by furnishing any additional information, executing and delivering any additional documents and/or instruments and doing any and all such other things as may be reasonably required by the parties to consummate or otherwise implement the transactions contemplated by this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES NOVATEL

Novatel represents and warrants to Purchaser (which representations and warranties shall survive the Closing as provided in Section 8.4, and on which Purchaser shall be absolutely entitled to rely regardless of any examinations, inspections, audits and other investigations Purchaser has heretofore made, or may hereafter make, or what information they may have been or may be provided or may have or may hereafter come into possession, with respect to such representations and warranties), except as set forth in the Disclosure Schedules, that the statements contained in this ARTICLE III are true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date.

3.1    Organization; Capitalization. Each Seller is duly incorporated or formed, validly existing, and in good standing under the laws of its jurisdiction of incorporation or formation. Each Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its operation of the Telematics Hardware Business makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Seller Material Adverse Effect. Each Seller has all requisite power and authority to carry on the Telematics Hardware Business and to own, lease and use the Purchased Assets owned, used or leased by it. No Seller is in violation of any provision of its respective certificate of incorporation or bylaws or other formation or governing document.

3.2    Authority; Capacity. Each Seller (a) has the right and power to enter into, and perform its obligations under this Agreement, the Ancillary Agreements and each other agreement delivered in connection herewith to which it is a party and (b) has taken all requisite action to authorize (i) the execution, delivery and performance of this Agreement, the Ancillary Agreements and each such other agreement delivered in connection herewith to which it is a party, and (ii) the consummation of the Acquisition by Seller and other transactions contemplated by this Agreement, the Ancillary Agreements and each such other agreement delivered in connection herewith to which it is a party. This Agreement and each Ancillary Agreement to which each Seller is a party has been duly executed and delivered by each Seller and is binding upon, and legally enforceable against, such Seller in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at law or in equity).

3.3    No Violations and Consents.

(a)    Except as set forth on Schedule 3.3(a) of the Disclosure Schedules, neither the execution, delivery and performance of this Agreement, the Ancillary Agreements or any other agreement delivered in connection herewith by any Seller, nor the consummation of the Acquisition by Sellers or any other transaction contemplated by this Agreement or any other agreement delivered in connection herewith by any Seller, does or will, after the giving of notice, or the lapse of time, or otherwise, (i) conflict with, result in a breach of, or constitute a default under, the formation or governing documents of any Seller, any Law or Order, or any Permit or Transferred Contract, to which any Seller is a party or by which any Seller or any of the Purchased Assets are subject or bound; (ii) result in the creation of any Lien or other adverse interest upon any of the Purchased Assets; (iii) terminate, amend or modify, or give any party the right to terminate, amend, modify, abandon, or refuse to perform, any Transferred Contract to which any Seller is a party; or (iv) accelerate or modify, or give any party the right to accelerate or modify, the time within which, or the terms under which, any duties or obligations are to be performed, or any rights or benefits are to be received, under any Transferred Contract to which any Seller is a party.

(b)    Except as set forth in Schedule 3.3(b) of the Disclosure Schedules, no consent, authorization or approval of, filing or registration with or giving of notice to, any Governmental Authority or any other Person is necessary in connection with the execution, delivery and performance by Sellers of this Agreement, the Ancillary Agreements or of any other agreement delivered in connection herewith by Sellers or in connection with the consummation of the Acquisition.

3.4    Brokers. Sellers do not have any Liability to pay any fees or commissions to any broker, finder or agent with respect to the Acquisition or any other transactions contemplated by this Agreement or the Ancillary Agreements.

3.5    Title to and Sufficiency of the Assets.

(a)    Sellers have and shall convey to Purchaser at the Closing good and valid title to, or valid leasehold interests in, all of the Purchased Assets, free and clear of all Liens, except for Permitted Liens.

(b)    Except as set forth in Schedule 3.5(b) of the Disclosure Schedules, the Purchased Assets constitute all of the property, rights and assets owned and used by Sellers in the conduct of the Telematics Hardware Business as such Telematics Hardware Business is presently being conducted by Sellers; provided that the foregoing shall not be deemed a representation and warranty with respect to non-infringement of Intellectual Property rights, which is exclusively addressed in Section 3.10(e) and 3.10(f) below.

3.6    Inventory. Schedule 3.6 of the Disclosure Schedules sets forth an accurate and complete list of the Inventory of the Telematics Hardware Business as of February 17, 2016. The Inventory is of good and merchantable quality and quantity usable or saleable in the Ordinary Course and is fit for its intended purpose.

3.7    Recalls and Warranty Claims. There has not been any general product recall by Seller related to any of the Products (whether voluntary, required by or on behalf of the Telematics Hardware Business or any Seller) or any investigation or consideration of, or decision made by, any Seller or the Telematics Hardware Business concerning whether or not to undertake any of the foregoing nor is there a basis for any such recall. Schedule 3.7 of the Disclosure Schedules sets forth a list of all Warranty Claims made to Sellers by customers of the Products prior to the date hereof.

3.8    Condition of Assets. Except as set forth in Schedule 3.8 of the Disclosure Schedules, each item of tangible personal property included in the Purchased Assets is in good operating condition and repair (ordinary wear and tear excepted), and is suitable for use in the Ordinary Course; provided that Purchaser acknowledges that each item of tangible personal property may be subject to ordinary and routine maintenance and repair, all in the Ordinary Course.

3.9    Litigation and Compliance with Laws.

(a)    Except as set forth in Schedule 3.9 of the Disclosure Schedules, there are no Actions pending, and in the past three (3) years there have not been any Actions pending or threatened against or affecting any Seller in connection with the Telematics Hardware Business, or any of the Purchased Assets or any Seller’s right to own the Purchased Assets or operate the Telematics Hardware Business, nor in the past three (3) years has any Seller entered into any settlement agreement in connection with the Telematics Hardware Business or any of the Purchased Assets or any Seller’s right to own the Purchased Assets or operate the Telematics Hardware Business and, to Knowledge of Sellers, there are no facts or contemplated events which may reasonably be expected to give rise to any such Action. No Seller is subject to any Order affecting the Telematics Hardware Business or any part of the Purchased Assets.

(b)    In the past three (3) years, each Seller has complied with all applicable Laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder and including without limitation the Foreign Corrupt Practices Act, 15 U.S.C. 78dd-1 et seq.) of all Governmental Authorities in connection with the operation of the Telematics Hardware Business.

3.10    Intellectual Property.

(a)    “Purchased Intellectual Property” shall mean the patents and patent applications set forth on Schedule 3.10(a)(i) of the Disclosure Schedules (the “Purchased Patents”), the Trademarks set forth on Schedule 3.10(a)(ii) of the Disclosure Schedules (the “Purchased Trademarks”), the registered and material unregistered copyrights; and any software, know-how and trade secrets, in each case, that are owned by Sellers and that are used exclusively in the operation of the Telematics Hardware Business as currently conducted by Sellers.

(b)    Sellers own, or validly license or otherwise possess valid rights to use, each item of Purchased Intellectual Property. For purposes of clarity, the “Purchased Intellectual Property” constitutes all Intellectual Property used by Sellers in the design and manufacture of the Products; provided that the “Purchased Intellectual Property” specifically excludes, and Purchaser shall obtain no license or other right to use, any Trademark (other than the Purchased Trademarks).

(c)    Except as set forth in Schedule 3.10(c) of the Disclosure Schedules, with respect to each item of Purchased Intellectual Property: (i) Sellers possess exclusive right, title and interest in and to the item, free and clear of any Lien; (ii) the item is not subject to any outstanding Order, past due payment, decision or agreement that restricts the transfer, commercialization, enforcement or licensing thereof; and (iii) no legal or administrative proceeding is pending or, to the Knowledge of Sellers, threatened that challenges the validity, enforceability of, or any Seller’s ownership of a Purchased Patent or Purchased Trademark (in each case, other than routine office actions issued by the United States Patent and Trademark Office or equivalent foreign office). Except as set forth in Schedule 3.10(c) of the Disclosure Schedules, no license has been granted by any Seller in respect of any item of Purchased Intellectual Property.

(d)    No Licensed Intellectual Property is used in the Telematics Hardware Business, other than (i) Licensed Intellectual Property that is the subject of a Transferred Contract, and (ii) Licensed Intellectual Property included in clause (vi) of the definition of Retained Assets or made available to Purchaser in the Cross-License Agreement.

(e)    Except as set forth on Schedule 3.10(e) of the Disclosure Schedules, Sellers’ operation of the Telematics Hardware Business does not, and has not within the past three (3) years, infringed upon or misappropriated any Intellectual Property rights of any third party.

(f)    To the Knowledge of Sellers, there is no actual infringement or misappropriation or violation by any Person of any of the Purchased Intellectual Property that would reasonably be expected to result in a material adverse effect on the operation of the Telematics Hardware Business as currently conducted by Sellers. No Seller has been subject to any legal proceeding within the past three (3) years (or received any written notice, claim, demand or threat) involving a claim of infringement, misappropriation or violation of any Purchased

Intellectual Property. No Seller has brought against any Person any legal proceeding for infringement of any Purchased Intellectual Property or breach of any license, sublicense or agreement involving Purchased Intellectual Property owned or used by any Seller within the past three (3) years.

(g)    No current or former employee, independent contractor or consultant of any Seller has any interest in any Purchased Intellectual Property.

(h)    None of the rights in or to any Purchased Intellectual Property will be adversely affected by the execution or delivery of this Agreement by Novatel, nor by the full performance by Sellers of any of their obligations hereunder.

(i)    Sellers have taken all commercially reasonable actions to maintain and protect each item of Purchased Intellectual Property, including payment of all fees, annuities and all other payments that have heretofore become due to any Governmental Authority or licensor with respect to the Purchase of Intellectual Property, and has taken all commercially reasonable steps necessary to prosecute, maintain, protect and enforce the same.

(j)    No Seller has authorized any third party to use any Purchased Intellectual Property except pursuant to a binding, written license and excluding any implied licenses granted as the result of commercial sales of products or services incorporating such Purchased Intellectual Property, and all such licenses are set forth in Schedule 3.10(j) of the Disclosure Schedules.

3.11    Contracts.

(a)    All Transferred Contracts are valid, binding and enforceable in accordance with their respective terms against the Sellers party thereto and, to the Knowledge of Sellers, against the other parties thereto, except, in each case, as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at law or in equity).

(b)    None of Sellers, nor to the Knowledge of Sellers, any other Person is in breach of, or default under, any Transferred Contract, and no event or action has occurred, is pending or threatened, which, after the giving of notice, or the lapse of time, or otherwise, would reasonably be expected to constitute or result in a breach or default by any Seller, or, to the Knowledge of Sellers, any other Person, under any Transferred Contract. There is no claim, dispute, disagreement or controversy with respect to any Transferred Contract. There are no renegotiations, attempts to renegotiate or outstanding rights to negotiate any amount to be paid or payable to or by any Seller under any Transferred Contract other than with respect to non-material amounts in the Ordinary Course, and no Person has made a written demand for such renegotiation. No Seller has released or waived any of its rights under any Transferred Contract.

3.12    Financial Information. Schedule 3.12 of the Disclosure Schedules sets forth certain unaudited financial information related to the Telematics Hardware Business for the twelve (12) months ended December 31, 2015 (the “Financial Information”). The Financial Information (i) was prepared from the books and records of Sellers, (ii) was derived from financial statements prepared in accordance with GAAP, and (iii) was prepared in good faith by the management of Sellers in connection with the transactions contemplated by this Agreement.

3.13    Subsequent Events. Since January 1, 2016, except as otherwise set forth in Schedule 3.13 of the Disclosure Schedules:

(a)    The Telematics Hardware Business has been conducted and carried on only in the Ordinary Course;

(b)    Except for Inventory and supplies purchased, sold or otherwise disposed of in the Ordinary Course, no Seller has purchased, sold, leased, mortgaged, pledged or otherwise acquired or disposed of any material properties or assets of or for the Telematics Hardware Business;

(c)    No Seller has sustained or incurred any loss or damage to any of the Purchased Assets (whether or not insured against) on account of fire, flood, accident or other calamity which has interfered with or affected, or may interfere with or affect, the operation of the Telematics Hardware Business;

(d)    No Seller has entered into, terminated or relinquished any rights under any Transferred Contract either involving consideration in the aggregate in excess of $25,000 or outside the Ordinary Course;

(e)    No Seller has committed to pay any increase in bonus or granted any increase in the base compensation payable by any Seller to any Telematics Hardware Business Employee, except in the Ordinary Course;

(f)    No Seller has incurred or assumed any new Liabilities that would be an Assumed Liability related to the Telematics Hardware Business outside the Ordinary Course;

(g)    No Seller has entered into any Contract with any customer or supplier that would be a Transferred Contract in connection with the Telematics Hardware Business, other than in the Ordinary Course; and

(h)    No Seller has agreed to do any of the foregoing.

3.14    Licenses and Permits. Schedule 3.14 of the Disclosure Schedules sets forth a complete and correct list of all governmental licenses, permits, operating authorities, state operating licenses or registrations and other interstate, intrastate, national or international regulatory licenses and other Governmental Authority authorizations held by each Seller that is material, to the Telematics Hardware Business (collectively, “Permits”). The Permits are valid and in effect and no Seller has received any written notice or has Knowledge that any Governmental Authority intends to cancel, terminate or not renew any of the same. Except for the Permits set forth on Schedule 3.14 of the Disclosure Schedules, no Permits are necessary or required for the conduct of the Telematics Hardware Business as heretofore conducted.

3.15    Environmental Matters.

(a)    Sellers have operated the Telematics Hardware Business in compliance with all applicable Environmental Laws.

(b)    There are no Actions pending or threatened asserting Environmental Liabilities against any Seller or otherwise relating to the operation of the Telematics Hardware Business or the Purchased Assets, including such Actions that pertain or relate to (i) any Remediation obligations under any Environmental Law, (ii) potential violations by any Seller of any Environmental Law, (iii) personal injury, property damage or natural resources damage claims relating to a Release of Hazardous Materials, or (iv) response, removal, or remedial costs under CERCLA, RCRA, or any similar laws. To the Knowledge of Sellers, there are no facts or contemplated events that may reasonably be expected to give rise to any Action brought pursuant to any Environmental Law.

(c)    All Permits required under applicable Environmental Laws for the operation of the Telematics Hardware Business have been obtained and are in full force and effect, Sellers have operated in compliance with such Permits, and there is no basis for revocation, suspension, modification or non-renewal of any such environmental Permits.

(d)    No Seller has received any written notice of violations, non-compliance, or other notice of potential Environmental Liabilities relating or pertaining to the Telematics Hardware Business or the Purchased Assets. No Hazardous Materials have been Released by Sellers at or from any location in connection with the operation of the Telematics Hardware Business. There are no Orders with any Governmental Authority relating to the Purchased Assets or the Telematics Hardware Business and arising under Environmental Law for which any obligation remains to be performed. In the past six (6) years, no penalty, fine or other obligation has been assessed or imposed against Sellers for non-compliance with Environmental Law with respect to the Telematics Hardware Business or the Purchased Assets.

(e)    Set forth in Schedule 3.15(e) of the Disclosure Schedules is a list of all environmental Permits currently in effect and all pending applications for environmental Permits, and all environmental reports, investigations and audits in the possession or control of any Seller (whether conducted by or on behalf of any Seller or a third party, and whether done at the initiative of any Seller or directed by any Governmental Authority or any other third party) relating to the operation of the Telematics Hardware Business and the Purchased Assets. Sellers have provided to Purchaser a complete and accurate copy of each such document.

(f)    Sellers have not installed or used any: underground storage tanks; above ground storage tanks; landfills; impoundments or other units for the treatment, storage or disposal of Hazardous Materials; polychlorinated biphenyls; radioactive materials; or asbestos at any properties included in the Purchased Assets currently or formerly owned, leased, operated or used by Sellers in connection with the Telematics Hardware Business.

3.16    Suppliers; Customers.

(a)    Suppliers. Schedule 3.16(a) of the Disclosure Schedules sets forth the four

(4) largest suppliers of the Telematics Hardware Business that collectively supply at least 80% of the materials necessary for the production of the Products (based on dollar amounts of products and services supplied to Sellers) for the twelve (12) months ended December 31, 2015 (the “Material Suppliers”), and the amounts for which such Material Suppliers invoiced Sellers in connection with the Telematics Hardware Business during such period. None of the components supplied by anyone other than the Material Suppliers are unique to any other supplier. Except as set forth in Schedule 3.16(a) of the Disclosure Schedules: (i) all Material Suppliers continue to be suppliers of Sellers in connection with the Telematics Hardware Business; (ii) no Seller has received any notice, whether written or oral, nor does any Seller otherwise have Knowledge, that any Material Supplier will reduce materially its business with Sellers in connection with the Telematics Hardware Business from the levels achieved during the twelve (12) months ended December 31, 2015; provided that it is understood by Purchaser that supply volumes fluctuate in the Ordinary Course; (iii) no Material Supplier has modified or indicated that it intends to modify its relationship with Sellers in connection with the Telematics Hardware Business in a manner which is less favorable in any material respect to Sellers or has agreed not to, or indicated it will not agree to do business on such terms and conditions at least as favorable as the terms and conditions provided to Sellers on the twelve (12) months ended December 31, 2015; and (iv) no Seller is involved in any material claim, dispute or controversy with any Material Supplier.

(b)    Customers. Schedule 3.16(b) of the Disclosure Schedules sets forth the twelve (12) largest customers of the Telematics Hardware Business who collectively represent at least 80% of Sellers’ revenue for the Telematics Hardware Business (based on dollar amounts of products and services purchased from Sellers) for the twelve (12) months ended December 31, 2015 (the “Material Customers”), and the amounts for which Sellers invoiced such Material Customers during such period. Except as set forth in Schedule 3.16(b) of the Disclosure Schedules: (i) all Material Customers continue to be customers of Sellers in connection with the Telematics Hardware Business; (ii) no Seller has received any notice, whether written or oral, nor does any Seller otherwise have Knowledge, that any Material Customer will reduce or has threatened to reduce its business with Sellers in connection with the Telematics Hardware Business by more than 3% of the gross sales made to such Material Customer from the levels achieved during the twelve (12) months ended December 31, 2015; provided that it is understood by Purchaser that sales volumes fluctuate in the Ordinary Course; (iii) no Material Customer has modified or indicated that it intends to modify its relationship with Sellers in connection with the Telematics Hardware Business in a manner which is less favorable in any material respect to Sellers or has agreed not to or indicated it will not agree to do business on such terms and conditions substantially similar to the terms and conditions provided to Sellers on December 31, 2015; and (iv) no Seller is involved in any material claim, dispute, disagreement or controversy with any Material Customer.

3.17    Employees and Employee Benefits.

(a)    Schedule 3.17(a)(i) of the Disclosure Schedules contains a complete and accurate list of the following information for each employee and independent contractor of Sellers, including each employee on leave of absence or layoff status as of the date hereof, whose primary function is to provide services to the Telematics Hardware Business (collectively, the “Business Employees”): (i) name, (ii) job title, (iii) date of hire, (iv) current compensation or remuneration and (v) if on leave, the reason for and period of the leave. Except as set forth on Schedule 3.17 (a) (ii) of the Disclosure Schedules, Sellers have not made any promises for the payment of any bonuses, back pay or other remuneration to any Business Employees. Except as set forth in Schedule 3.17(a)(iii) of the Disclosure Schedules, with respect to the Telematics Hardware Business: (i) there is no collective bargaining agreement or relationship with any labor organization; (ii) to Seller’s Knowledge, no Business Employee (A) has any present intention to terminate his or her employment, or (B) is a party to any confidentiality, non-competition, proprietary rights or other such agreement between such employee and any Person (other than Sellers or their Affiliates); (iii) no labor organization or group of employees has filed any representation petition or made any written or oral demand for recognition; (iv) no union organizing or decertification efforts are underway or threatened and no other question concerning representation exists; (v) no labor strike, work stoppage, slowdown, or other material labor dispute has occurred, and none is underway or threatened; (vi) there is no liability for worker’s compensation involving any Seller outside the Ordinary Course; and (vii) there is no employment- related charge, complaint, grievance, investigation, inquiry or obligation of any kind, pending or threatened in any forum, relating to an alleged violation or breach by any Seller (or their officers, managers or directors) of any Law.

(b)    Except as set forth in Schedule 3.17(b) of the Disclosure Schedules, there are no employment contracts, severance agreements or severance programs or policies of any Seller with or relating to any Business Employee.

(c)    With respect to the transactions contemplated by this Agreement, any notice required under any Law or collective bargaining agreement has been given, and all bargaining obligations with any employee representative have been satisfied. Within the past three (3) years, no Seller has implemented any plant closing or layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state, or local Law, and no such action will be implemented without advance notification to Purchaser.

(d)    Schedule 3.17(d) of the Disclosure Schedules sets forth an accurate and complete list of each Employee Benefit Plan in which any Business Employee participates.

(e)    Each Seller has delivered or made available to Purchaser a complete and accurate copy of each written Employee Benefit Plan (including any amendments thereto), together with, if applicable, a copy of the audited financial statements, actuarial reports and Form 5500 Annual Reports (including required schedules), if any, for the last three (3) plan years, the most recent IRS determination letter or IRS recognition of exemption, each other material letter, ruling or notice issued by a Governmental Authority with respect to each such Employee Benefit Plan, a copy of each trust agreement, insurance contract or other funding vehicle, if any, with respect to each such Employee Benefit Plan, the most recent PBGC Form 1 with respect to each such Employee Benefit Plan, if any, the current summary plan description and summary of material modifications thereto with respect to each such Employee Benefit Plan, Form 5310 and any related filings with the PBGC, and a copy or description of each other general explanation or written or oral communication that describes a material term of each Employee Benefit Plan that has not previously been disclosed to Purchaser pursuant to this Section 3.17.

3.18    Trade Programs. Schedule 3.18 of the Disclosure Schedules contains a description of all existing programs, practices or arrangements that relate to trade discounts, trade promotions, allowances, marketing, promotional sales, demo and sampling commitments, slotting arrangements, coupons, reward programs related to any Product currently sold by or on behalf of Sellers in connection with the Telematics Hardware Business.

3.19    Certain Payments. During the past three (3) years, no Seller, nor any director, officer, agent, or employee of any Seller or any other Person associated with or acting for or on behalf of any Seller has, directly or indirectly, with respect to the Telematics Hardware Business made any payment not in the Ordinary Course (including any bribes, payoffs or kickbacks), whether in money, property, or services (i) to obtain favorable treatment in connection with the conduct of the Telematics Hardware Business, (ii) to pay for favorable treatment in connection with the conduct of the Telematics Hardware Business, or (iii) to obtain special concessions or for special concessions already obtained in connection with the conduct of the Telematics Hardware Business.

3.20    Related Party Transactions. Except as set forth in Schedule 3.20 of the Disclosure Schedules, (a) none of Sellers nor any of their respective stockholders, Affiliates, directors or officers own five percent (5%) or more of any class of securities of, or have an equity interest of five percent (5%) or more in, any Person which has any business relationship (as lessor, supplier, customer, consultant or otherwise) with the Telematics Hardware Business; (b) no Affiliate of any Seller and no director or officer, or management employee of any Seller (i) other than with respect to ownership of capital stock of Sellers, owns, or has any interest in, the Purchased Assets or any right, property or asset which is utilized or required by any Seller in connection with owning or operating the Telematics Hardware Business; (ii) has any other business relationship (as lessor, supplier, customer, consultant or otherwise) with the Telematics Hardware Business; (iii) has any claim or cause of action against the Telematics Hardware Business or any Seller; (iv) is a competitor of the Telematics Hardware Business; or (v) to the Knowledge of Sellers (A) serves as an officer or director, or in another similar capacity, of any Person whose business competes with the Telematics Hardware Business or any Person that is a party to any Transferred Contract, or (B) owns directly or indirectly on an individual or joint basis (other than through beneficial ownership of less than five percent (5%) of the outstanding securities of a publicly traded company) any interests in any Person whose business competes with the Telematics Hardware Business or any other Person that is a party to any Transferred Contract.

3.21    Tax Matters.

(a)    Sellers have:

(i)    duly and timely filed, or caused to be filed, in accordance with applicable law all Seller Tax Returns, each of which is true, correct and complete,

(ii)    duly and timely paid in full, or caused to be paid in full, all Seller Taxes due and payable on or prior to the Closing Date, and

(iii)    properly accrued in accordance with GAAP on their respective books and records a provision for the payment of all Seller Taxes that are due, are claimed to be due, or may or will become due with respect to any Pre-Closing Tax Period or the portion ending on the Closing Date of any Straddle Period.

(b)    No jurisdiction where no Seller Tax Return has been filed or no Seller Tax has been paid has made or threatened to make a claim for the payment of any Seller Tax or the filing of any Seller Tax Return.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Sellers (which representations and warranties shall survive the Closing as provided in Section 8.4, and on which Sellers shall be absolutely entitled to rely regardless of any examinations, inspections, audits and other investigations Seller has heretofore made, or may hereafter make, or what information they may have been or may be provided or may have or may hereafter come into possession, with respect to such representations and warranties) that the statements contained in this ARTICLE IV are true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date.

4.1    Due Formation. Purchaser is a corporation duly formed, validly existing and in good standing under the Laws of the State of Delaware and is in good standing in such jurisdiction. Purchaser is qualified as a foreign entity in all jurisdictions where such qualification is necessary, except where the failure to be so qualified would not have a material adverse effect on Purchaser.

4.2    Authority. Purchaser (a) has the right and power to enter into, and perform its respective obligations under, this Agreement, the Ancillary Agreements and each other agreement delivered in connection herewith to which it is a party and (b) has taken all requisite action to authorize (i) the execution, delivery and performance of this Agreement, the Ancillary Agreements and each such other agreement delivered in connection herewith (including the issuance of the Promissory Note) to which it is a party and (ii) the consummation of the Acquisition (including the assumption of the Assumed Liabilities) and other transactions contemplated by this Agreement, the Ancillary Agreements and each such other agreement delivered in connection herewith to which it is a party. This Agreement and each Ancillary Agreement to which Purchaser is a party has been duly executed and delivered by Purchaser and is binding upon, and legally enforceable against, Purchaser in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at law or in equity).

4.3    No Violations and Consents. Neither the execution, delivery or performance of this Agreement, the Ancillary Agreements or any other agreement delivered in connection herewith by Purchaser, nor the consummation of the Acquisition, the issuance of the Promissory Note or any other transaction contemplated by this Agreement or any other agreement delivered in connection herewith by Purchaser, does or will, after the giving of notice, the lapse of time or otherwise, conflict with, result in a breach of or constitute a default under Purchaser’s formation or governing document, any Law or Order, or any Contract to which Purchaser is a party or by which Purchaser is subject or bound. No consent, authorization or approval of, filing or registration with or giving of notice to, any Governmental Authority or any other Person is necessary in connection with the execution, delivery and performance by Purchaser of this Agreement (including the issuance of the Promissory Note), the Ancillary Agreements or of any other agreement delivered in connection herewith by Purchaser or in connection with the consummation of the transactions contemplated hereby or by any other agreement delivered in connection herewith by Purchaser.

4.4    Purchaser’s Public Filings.

(a)    Purchaser has filed or furnished all forms, reports, statements and other documents (including all exhibits, supplements and amendments thereto) required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) (such documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “SEC Reports”). Each SEC Report (including any financial statements or schedules included therein) (i) as of its date of filing or, if applicable, as of the time of its most recent amendment, complied in all material respects with, to the extent in effect at such time, the requirements of the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and (ii) as of its date of filing (and, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were or are made, not misleading.

(b)    Each of the financial statements (including, in each case, any notes and schedules thereto) included or incorporated by reference in the SEC Reports fairly presents in all material respects the financial position, results of operations, cash flows and changes in stockholders’ equity of Purchaser and its subsidiaries as at the respective dates thereof and for the respective periods indicated therein except as otherwise noted therein (except that the unaudited interim statements may not contain footnotes and are subject to normal and recurring year-end adjustments) and have been prepared in all material respects in accordance with the applicable rules and regulations promulgated by the SEC and GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

(c)    Except (i) to the extent set forth, disclosed in, provided for, reflected in or otherwise described in the balance sheet of Purchaser included in the SEC Report last filed prior to the date hereof, (ii) incurred in the ordinary course of business since the date of the last balance sheet referred to in the preceding clause (i), or (iii) for Liabilities incurred in connection with this Agreement, the Acquisition or the Required Financing, Purchaser does not have any Liabilities that have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Purchaser or its ability to consummate the transactions contemplated by this Agreement or any of the Ancillary Agreements.

4.5    Litigation. There are no Actions pending or, to the knowledge of Purchaser, threatened against Purchaser with respect to this Agreement, the Ancillary Agreements, or the Acquisition or in connection with any of the other the transactions contemplated hereby.

4.6    Brokers. Purchaser does not have any Liability to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

4.7    Voting Agreements. The Voting Agreements are with holders of that number of shares of voting capital stock of Purchaser necessary under all applicable Laws and the governing documents of Purchaser to approve the Acquisition, the Required Financing and the transactions contemplated by this Agreement. The Voting Agreements are, and will continue through the Closing or earlier termination of this Agreement, to be, binding upon, and legally enforceable against the holders from whom they have been obtained.

ARTICLE V
COVENANTS

5.1    Operation of the Telematics Hardware Business Prior to Closing. From the date of this Agreement until the earlier of (i) the Closing and (ii) the valid termination of the Agreement pursuant to ARTICLE VII (the “Pre-Closing Period”), Sellers will (a) conduct the Telematics Hardware Business in the Ordinary Course, and (b) use commercially reasonable efforts to preserve and protect the Telematics Hardware Business, Purchased Assets, employment relationships, and relationships with customers, licensees, strategic partners, suppliers, distributors, and others having relationships with the Telematics Hardware Business. Without limiting the generality of the foregoing and except as otherwise expressly permitted by this Agreement, Sellers will not take any of the following actions without the prior written consent of Purchaser:

(a)    sell, lease, transfer, license, pledge or otherwise dispose of or encumber any of the Purchased Assets (including, without limitation, any Purchased Intellectual Property), except for licenses of Intellectual Property and sales of Products, in each case in the Ordinary Course and pursuant to Sellers’ standard terms and conditions of sale set forth on Schedule 5.1(a) of the Disclosure Schedules;

(b)    intentionally damage or destroy any of the Purchased Assets, whether or not covered by insurance;

(c)    modify, accelerate, cancel or terminate, any Transferred Contract;

(d)    settle or compromise any Action related to the Telematics Hardware Business, except for those actions set forth on Schedule 3.9 of the Disclosure Schedules unless such settlement or compromise would be reasonably expected to have a Seller Material Adverse Effect;

(e)    except as set forth on Schedule 5.1(e) of the Disclosure Schedules, change the payment or processing practices or policies regarding the Telematics Hardware Business;

(f)    accelerate or delay the payment of accounts payable or other Liabilities related to the Telematics Hardware Business;

(g)    incur or assume any new Liabilities that would be Assumed Liabilities related to the Telematics Hardware Business outside the Ordinary Course;

(h)    participate in activity of the type sometimes referred to as “trade loading” or “channel stuffing” or any other activity that reasonably could be expected to result in an increase, temporary or otherwise, in the demand for the Products offered by the Telematics Hardware Business, including sales of a Product (i) with payment terms longer than terms customarily offered by Sellers for such Product, (ii) at a greater discount from listed prices than customarily offered for such Product, (iii) at a price that does not give effect to any general increase in the list price for such Product publicly announced prior to the Closing Date, (iv) with shipment terms more favorable to the customer than shipment terms customarily offered by Sellers for such Product, or (v) in conjunction with other material benefits to the customer not previously offered in the Ordinary Course to such customer;

(i)    transfer, assign, license or sublicense any rights under or with respect to any Purchased Intellectual Property outside the Ordinary Course;

(j)    abandon, cancel, let lapse or expire any Purchased Intellectual Property that is, as of the date of this Agreement, or at any time thereafter the subject of any application or registration; or

(k)    agree to do any of the things described in the preceding clauses (a) through (j) of this Section 5.1.

5.2    Access to Information. During the Pre-Closing Period, Sellers shall, and shall cause their Representatives to furnish to, Purchaser and Purchaser’s Representatives reasonable access during normal business hours to (i) all books and records of Sellers that are included in the Purchased Assets, and (ii) the Business Employees for the purpose of making offers of employment to such persons as set forth in Section 5.3. Any investigation or communication pursuant to this Section 5.2 shall be conducted in a manner so as not to interfere unreasonably with the conduct of the business of Sellers.

5.3    Employees and Employee Benefits.

(a)    As soon as practicable after the date hereof, Sellers and Purchaser shall make a joint announcement to the Business Employees that Purchaser has agreed to acquire the Telematics Hardware Business. Such joint announcement may be provided at a meeting of employees or pursuant to an e-mail from Sellers to such employees (with the content of such e- mail being reviewed and commented on by Purchaser).

(b)    Purchaser shall, not later than ten (10) Business Days after the date of this Agreement, make an offer of employment to each Business Employee Purchaser seeks to employ following the Closing at an annual base salary or hourly wage rate that is not less than that being paid to such employee as of the date of this Agreement, as set forth on Schedule 3.17(a)(i) of the

Disclosure Schedules. Such offer of employment shall also entitle the Business Employees to the right to participate in Purchaser’s health, dental, vision and other employee benefit plans currently available to other similarly situated employees of Purchaser. Each Business Employee who accepts Purchaser’s offer of employment shall be deemed a “Transferred Employee”. In the event a Business Employee does not accept Purchaser’s offer of employment within five (5) Business Days after such offer of employment was made by Purchaser, it is understood that Sellers shall terminate such Business Employee’s employment with Sellers.

(c)    Purchaser shall provide each Transferred Employee with the option to: (i) have Purchaser assume some or all of such Transferred Employee’s vacation time that has accrued as a result of employment with Seller up to the Closing Date and treat such accrued vacation time in accordance with Purchaser’s standard vacation policies; or (ii) have some or all of such Transferred Employee’s vacation time that has been accrued as a result of employment with Seller up to the Closing Date paid to such Transferred Employee by Sellers in cash. Each Transferred Employee who has accrued vacation time with Seller and who has not, prior to the Closing Date, elected to have Purchaser assume such vacation time, shall be entitled to receive a payment from Seller for such accrued vacation time through the Closing Date, subject to any withholding or similar requirements, on the Closing Date or date of termination, whichever is earlier, and for any Transferred Employee who elects to have vacation time assumed by Purchaser, Purchaser shall be entitled to receive a payment from Seller on the Closing Date for such accrued vacation time through the Closing Date.

(d)    Sellers shall be solely responsible, and Purchaser shall have no obligations whatsoever for, any compensation or other amounts payable to any current or former employee, officer, director, independent contractor or consultant of the Telematics Hardware Business, including, without limitation, hourly pay, commission, bonus, salary, accrued vacation, fringe, pension or profit sharing benefits or severance pay for any period relating to the service with any Seller at any time on or prior to the Closing Date (including, for the avoidance of doubt, any such amounts payable as a result of the occurrence of the Closing Date) and Sellers shall pay all such amounts to all entitled persons on the Closing Date or the date of termination, whichever is earlier.

(e)    Sellers shall remain solely responsible for the satisfaction of all claims for medical, dental, life insurance, health accident or disability benefits brought by or in respect of current or former employees, officers, directors, independent contractors or consultants of the Telematics Hardware Business or the spouses, dependents or beneficiaries thereof, which claims relate to events occurring on or prior to the Closing Date. Sellers also shall remain solely responsible for all workers’ compensation claims of any current or former employees, officers, directors, independent contractors or consultants of the Telematics Hardware Business which relate to events occurring on or prior to the Closing Date. Sellers shall pay, or cause to be paid, all such amounts to the appropriate persons as and when due.

5.4    No Solicitation. During the Pre-Closing Period, Sellers shall not, nor shall they authorize or permit any of their respective Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage (including by way of furnishing any non-public information relating to the Telematics Hardware Business), or knowingly induce or knowingly take any other action which would reasonably be expected to lead to the making, submission or announcement of, any proposal or inquiry that constitutes, or is reasonably likely to lead to, a Business Acquisition Proposal; (ii) other than informing Persons of the provisions contained in this Section 5.4, enter into, continue or participate in any discussions or any negotiations regarding any Business Acquisition Proposal or otherwise take any action to knowingly facilitate or knowingly induce any effort or attempt to make or implement a Business Acquisition Proposal; (iii) approve, endorse or recommend a Business Acquisition Proposal or any letter of intent, memorandum of understanding or Contract contemplating a Business Acquisition Proposal or requiring the Sellers to abandon or terminate its obligations under this Agreement; or (iv) agree, resolve or commit to do any of the foregoing. Sellers shall, and shall cause their respective Representatives to, immediately cease and cause to be terminated all discussions or negotiations with any Person previously conducted with respect to any Business Acquisition Proposal. Sellers shall promptly deny to any third party access to any data room (virtual or actual) containing any confidential information previously furnished to any such third party relating to the Telematics Hardware Business and Sellers shall not otherwise provide any confidential information related to the Telematics Hardware Business to any Person except Sellers’ legal, accounting and financial advisors and employees and officers of Sellers on a need to know basis. If Sellers or any of their Representatives receives any unsolicited Business Acquisition Proposal (including, but not limited to, an inquiry for Sellers to provide non-public information to another party), Sellers shall promptly (and in any event within 24 hours) notify Purchaser in writing of all material terms thereof including, but not limited to, the identity of the person making such unsolicited Business Acquisition Proposal.

5.5    Governmental Authorizations.

(a)    Each of Purchaser and Sellers will use their respective commercially reasonable efforts (i) to take promptly, or cause to be taken, all actions (including actions after the Closing), and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and (ii) as promptly as practicable after the date of this Agreement, to obtain all consents, approvals and authorizations from, give all notices to, all Governmental Authorities that are necessary or advisable in connection with the authorization, execution and delivery of this Agreement and the consummation of the Acquisition.

(b)    Each of Purchaser and Sellers agrees to file with the applicable Governmental Authority, as soon as reasonably practicable following the date of this Agreement, any filings or similar submissions required under applicable antitrust or competition Laws of jurisdictions outside of the United States of America.

5.6    Public Announcements. The initial press release with respect to the transactions contemplated by this Agreement shall be a joint press release, to be agreed upon by Purchaser and Sellers, and shall not be issued or otherwise made publicly available until approved for such release by Purchaser and Sellers. Except as provided in the immediately preceding sentence, prior to the Closing Date, no public release or announcement concerning the transactions contemplated by this Agreement shall be issued by any party hereto or such party’s Affiliates or Representatives without the prior written consent of the other parties hereto, except: (i) any release or announcement required by Law; or (ii) any release or announcement determined by Purchaser or Sellers, upon advice of their respective counsel, to be reasonably necessary in light of such party’s public company status, provided that each party shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

5.7    Notification of Certain Matters.

(a)    Sellers shall give prompt notice to Purchaser of: (i) the occurrence or nonoccurrence of any event which would be likely to cause the failure of either of the conditions set forth in Section 6.2(b) or Section 6.2(c) to be met as of any time during the Pre-Closing Period; or (ii) Sellers’ receipt of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Acquisition.

(b)    Purchaser shall give prompt notice to Sellers of: (i) the occurrence or nonoccurrence of any event which would be likely to cause the failure of either of the conditions set forth in Section 6.1(b) or Section 6.1(c) to be met as of any time during the Pre-Closing Period; or (ii) Purchaser’s receipt of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Acquisition.

(c)    The delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect the remedies available hereunder to Sellers or Purchaser nor be deemed to have amended any of the disclosures set forth in the Disclosure Schedules, to have qualified the representations and warranties contained herein or to have cured any misrepresentation or breach of a representation or warranty that otherwise might have existed hereunder by reason of such material development. No disclosure after the date of this Agreement of the untruth of any representation and warranty made in this Agreement will operate as a cure of any breach of any representation or warranty made herein.

5.8    Purchaser Financing. Purchaser shall use its reasonable best efforts to take all actions necessary to obtain such amounts of cash as Purchaser, in its sole discretion, reasonably believes is required to make all payments to Sellers as required by ARTICLE I of this Agreement and to otherwise consummate the transactions contemplated hereby (the “Required Financing”). It is understood and acknowledged that the Required Financing may be obtained from the working capital of Purchaser, pursuant to the issuance of debt or equity securities of Purchaser to one or more third parties (whether privately or through the public equity or debt markets), through drawdowns of existing lines of credit held by Purchaser or through a combination of any of the foregoing. The terms and conditions of any Required Financing will be at the sole discretion of Purchaser. Nothing contained in this Agreement, including in this Section 5.14, shall be deemed to, nor shall it, make the consummation of the Required Financing by Purchaser a condition to Purchaser’s obligations to consummate the Acquisition. Sellers shall provide to Purchaser reasonable cooperation as may be reasonably requested by Purchaser to assist Purchaser in obtaining the Required Financing. Notwithstanding the foregoing, in no event shall Sellers have any liability to Purchaser under this Section 5.8.

5.9    Confidentiality. During the Restricted Period, Sellers shall, and shall cause their respective Affiliates and Representatives to, keep confidential and not, directly or indirectly, divulge to any Person or use for their own benefit, any Business Confidential Information.

“Business Confidential Information” shall mean confidential or proprietary information or confidential documents relating to the Telematics Hardware Business or the Purchased Assets, including proprietary information relating to the Products, the Roadmap Products, confidential records, computer software programs, terms of Transferred Contracts, the Purchased Intellectual Property, pricing information, marketing information, sales techniques, business organization, personnel, business activities, customers, and financial information or prospects of the Telematics Hardware Business, in any form, including printed, written, oral, visual, electronic or software. In the event that any Seller is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Business Confidential Information, such Seller shall notify Purchaser of the request or requirement so that Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 5.9. If, in the absence of a protective order or the receipt of a waiver hereunder at the time such disclosure is requested or required to be made, such Seller believes in good faith, after consulting with counsel, that it is legally compelled to disclose any such Business Confidential Information, such Seller may disclose only that portion of the Business Confidential Information that it is legally compelled to disclose, as advised by counsel, provided, however, that such Seller shall use its commercially reasonable efforts to obtain an Order or other assurance that confidential treatment will be accorded to such portion of such Business Confidential Information required to be disclosed. The prohibitions against disclosure of Business Confidential Information recited herein are in addition to, and not in lieu of, any rights or remedies that Purchaser may have available pursuant to the Laws of any jurisdiction or at common Law to prevent the disclosure of trade secrets or proprietary information, and the enforcement by Purchaser of its rights and remedies pursuant to this Agreement shall not be construed as a waiver of any other rights or available remedies that it may possess in law or equity absent this Agreement. The following information does not constitute “Business Confidential Information”: information that (a) is generally available to the public other than as a result of a disclosure by any Seller; or (b) was received after the date of this Agreement from another Person without any limitations on use or disclosure, but only to the extent that the recipient had no reason to believe that the other Person was prohibited from using or disclosing the information by a contractual or fiduciary obligation. Notwithstanding anything to the contrary contained in this Section 5.9, Sellers shall be entitled to disclose Business Confidential Information solely in connection with, and only as reasonably necessary with respect to, any litigation to which Sellers are a party relating to the Telematics Hardware Business, the Products or Roadmap Products.

5.10    Non-Competition; Non-Solicitation.

(a)    In consideration of the benefits received by Sellers herein and in order to induce Purchaser to enter into this Agreement, Sellers shall not, during the period commencing on the Closing Date and ending on the third (3rd) anniversary of the Closing Date (the “Restricted Period”), anywhere in any country, state, province or territory (the “Restricted Territory”), directly or indirectly through any Affiliate or otherwise:

(i)    except in connection with a business arrangement with Purchaser or its Affiliates, (1) design, manufacture or sell any products or provide any services that are in competition with the Telematics Hardware Business or any Products (including the Roadmap

Products) or services being developed by the Telematics Hardware Business as of the Closing Date; or (2) own, operate, manage, control, invest in or perform services for any Person who whose primary business engages is the activities described in clause “(1)” of this Section 5.10(a)(i); provided that, for the avoidance of doubt, (A) Sellers shall be permitted to procure products and services from third parties (and may provide design and manufacturing specifications and assistance to such third parties) whose products or services compete with the Telematics Hardware Business or any Products (including the Roadmap Products), and (B) Sellers’ FW and Ctrack businesses shall be excepted from this Section 5.10(a)(i) as it relates to their current business operations and future business extensions; or

(ii)    solicit, induce or attempt to induce any employee (including any Transferred Employee) or independent contractor of Purchaser to leave their employment with Purchaser; provided that this clause (ii) shall not preclude any Seller or any of its Representatives from hiring any such employee or independent contractor who responds to any general solicitation (including, without limitation, through the use of media advertisements, professional search firms or otherwise) performed by such Seller or its Representatives that is not targeted at Purchaser or any of its subsidiaries or Affiliates.

(b)    In consideration of the benefits received by Purchaser herein and in order to induce Sellers to enter into this Agreement, Purchaser shall not, during the Restricted Period, in the Restricted Territory, directly or indirectly through any Affiliate or otherwise:

(i)    except in connection with a business arrangement with Sellers or their respective Affiliates, (1)(A) develop or sell or license on a stand-alone basis any software products or services that compete directly with Sellers’ Ctrack Saas telematics solutions as offered on the date hereof; (B) sell the Products set forth on Schedule 5.10(b)(i) of the Disclosure Schedules to the Persons set forth on Schedule 5.10(b)(i) of the Disclosure Schedules; or (C) develop or sell or license any software products or services that compete directly with the Sellers’ products or services which are based on or otherwise provide telemetry-based solutions; or (2) own, operate, manage, control, invest in any Person whose primary business is the activities described in clause “(1)” of this Section 5.10(b)(i); or

(ii)    solicit, induce or attempt to induce any employee (other than the Business Employees) or independent contractor of Sellers to leave their employment with Sellers; provided that this clause (ii) shall not preclude Purchaser or any of its Representatives from hiring any such employee or independent contractor who responds to any general solicitation (including, without limitation, through the use of media advertisements, professional search firms or otherwise) performed by Purchaser or its Representatives that is not targeted at Sellers or any of their subsidiaries or Affiliates.

(c)    If any court of competent jurisdiction at any time deems the Restricted Period unreasonably lengthy, or the Restricted Territory unreasonably extensive, or any of the covenants set forth in this Section 5.10 not fully enforceable, the other provisions of this Section 5.10, and this Agreement in general, will nevertheless stand and to the full extent consistent with Law continue in full force and effect, and it is the intention and desire of the parties that such court treat any provisions of this Agreement which are not fully enforceable as having been modified to the extent deemed necessary by the court to render them reasonable and enforceable and that such court enforce them to such extent (for example, that the Restricted Period be deemed to be the longest period permissible by Law, but not in excess of the length provided for in this Agreement, and the Restricted Territory be deemed to comprise the largest territory permissible by Law under the circumstances).

(d)    In the event of a breach or violation by any Purchaser or Seller, as applicable, of any covenant set forth in this Section 5.10, the terms of such covenant will be extended by the period of the duration of such breach or violation.

5.11    Third Party Consents Not Obtained at Closing.

(a)    Sellers shall, for a period of one hundred eighty (180) days following the Closing Date (the “Consent Period”), use commercially reasonable efforts to obtain and deliver to Purchaser such consents as are required to allow the assignment by Sellers to Purchaser of Sellers’ rights, title and interest in, to and under any Transferred Contract included in the Purchased Assets. To the extent any Transferred Contract is not capable of being assigned without the consent or waiver of the other party thereto or any third party (including any Governmental Authority), or if such assignment or attempted assignment would constitute a breach thereof or a violation of any Law or Order, neither this Agreement nor the Bill of Sale shall constitute an assignment or an attempted assignment of such Transferred Contract.

(b)    If any such consents and waivers are not obtained with respect to any Transferred Contract, the Bill of Sale shall constitute an equitable assignment by Sellers to Purchaser of all of Sellers’ rights, benefits, title and interest in and to such Transferred Contract, to the extent permitted by Law, and during the Consent Period, Purchaser shall be deemed to be Sellers’ agent for the purpose of completing, fulfilling and discharging all of Sellers’ rights and Liabilities arising under such Transferred Contract, and Sellers shall take all necessary steps and actions to provide Purchaser with the benefits of such Transferred Contract during the Consent Period. To the extent any consent or waiver is not obtained with respect to any Transferred Contract at the end of the Consent Period, then Purchaser shall not be entitled to any further benefits under such Transferred Contract and Seller shall have no further obligation to provide Purchaser with any benefits thereunder.

(c)    During the Pre-Closing Period, Purchaser and Sellers, acting in good faith and using commercially reasonable efforts, shall cooperate with and assist each other, and otherwise take all necessary steps and actions, to reasonably confirm with the Material Suppliers and Material Customers that such suppliers and customers will continue, consistent with past practice in all material respects, their business arrangements with the Telematics Hardware Business following the Closing.

5.12    Bulk Sales Laws. The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Purchaser; it being understood that any Liabilities arising out of the failure of any Seller to comply with the requirements and provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction which would not otherwise constitute Assumed Liabilities shall be treated as Retained Liabilities.

5.13    Further Assurances.

(a)    Within ten (10) Business Days following the date of this Agreement, Purchaser shall deliver to Sellers a list identifying any assets that were not included in the Purchased Assets, but which Purchaser believes should be, due to the proportion of their use devoted to the Telematics Hardware Business, included in the Purchased Assets and transferred to Purchaser in connection with the Acquisition. Sellers and Purchaser will mutually determine in good faith whether the assets included on such list should be included in the Purchased Assets. To the extent the parties agree such assets should be included in the Purchased Assets, such assets shall be added as Annex II-A and Sellers shall take all actions necessary to transfer such assets to Purchaser upon the Closing. To the extent the parties cannot agree whether such assets should be included in the Purchased Assets, the parties will negotiate in good faith to resolve such disagreement by providing Purchaser access or use of such asset pursuant to the TSA. Nothing in this Section 5.13(a) shall require Sellers to transfer any assets other than the Purchased Assets.

(b)    The parties shall execute such further documents, and perform such further acts, in each case on their own behalf or on behalf of any Persons they control, directly or indirectly, as may be reasonably necessary to transfer and convey the Purchased Assets and Assumed Liabilities to Purchaser (whether the Purchased Assets are owned or controlled by Sellers or other Persons owned or controlled, directly or indirectly, by Sellers), on the terms herein contained, and to otherwise comply with the terms of this Agreement and consummate the transactions contemplated hereby. Sellers covenant and agree to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper and advisable to achieve the satisfaction of all of the conditions set forth herein. Each Seller (other than Novatel) is a wholly owned subsidiary of Novatel. Accordingly, Novatel shall cause each of its subsidiaries to perform and comply with the terms and conditions of this Agreement (including causing such subsidiaries to sell, assign and transfer any Purchased Assets held by such subsidiaries and to assign the Assumed Liabilities as required hereunder and under the Bill of Sale) and any failure by such subsidiaries to perform and comply with the terms and conditions of this Agreement will be deemed a breach of this Agreement by Novatel.

5.14    Supply Agreement, Cross-License Agreement and TSA.

(a)    During the Pre-Closing Period, Purchaser and Sellers shall negotiate in good faith the terms and conditions of the Supply Agreement and the Cross-License Agreement and will enter into such Supply Agreement and Cross-License Agreement concurrently with the Closing. The Supply Agreement will provide for Product Minimums, in the aggregate, of not less than $27,000,000 over the first three years of the term of the Supply Agreement.

(b)    During the Pre-Closing Period, Purchaser and Sellers shall negotiate in good faith the terms and conditions of the TSA, and will use commercially reasonable efforts to enter into such TSA concurrently with the Closing. In the event the parties are unable to consummate the negotiations or documentation of the TSA prior to the Closing Date, then Purchaser and Sellers shall for a period of not less than thirty (30) days after the Closing, continue to negotiate in good faith the terms and conditions of the TSA. Nothing contained in this Section 5.14 shall be deemed to, nor shall it, make the execution of the TSA by Sellers or Purchaser a condition to either party’s obligations to consummate the Acquisition.

5.15    Tax Matters.

(a)    Sellers shall be liable for and shall pay duly and fully all Taxes, whether assessed or unassessed, applicable to the Telematics Hardware Business or the Purchased Assets, in each case attributable to all periods prior to the Closing Date. Purchaser shall be liable for and shall pay duly and fully all Taxes, whether assessed or unassessed, applicable to the Telematics Hardware Business or the Purchased Assets, in each case attributable to periods beginning on or after to the Closing Date.

(b)    Sellers, on the one hand, or Purchaser, on the other hand, as the case may be, shall provide reimbursement for any Tax paid by the other that is the responsibility of Sellers or Purchaser, respectively, in accordance with the terms of this Agreement. Within a reasonable time prior to the payment of any Tax by one party on behalf of any other party, the party paying the Tax shall give notice to such other party of the Tax for which it is responsible, although failure to do so shall not relieve the other party from its Liability under this Agreement. Notwithstanding anything to the contrary in this Agreement, the obligation to provide reimbursement pursuant to the first sentence of this Section 5.15(b) shall not be subject to any of the limitations that apply to the general indemnification provisions under ARTICLE VIII.

(c)    After the Closing, Sellers and Purchaser shall (and shall cause their respective Affiliates to):

(i)    provide timely written notices to the other parties hereto of any pending or threatened audits or other Tax proceedings relating to the Telematics Hardware Business or the Purchased Assets for taxable periods for which any other party hereto may have a responsibility under this Section 5.15 or otherwise; and

(ii)    furnish the other parties hereto with copies of all correspondence received from any taxing authority in connection with any audit or other Tax proceeding or information request with respect to any taxable period for which any other party hereto may have a responsibility under this Section 5.15 or otherwise.

5.16    Trademark License.

(a)    Subject to the terms and conditions of this Agreement, Sellers hereby grant to Purchaser a non-exclusive, non-transferable, fully-paid, limited transitional license (without the right to sublicense) to use, for a period of twenty four (24) months following the Closing Date, Sellers’ Trademarks and/or service marks “Novatel” or “MIFI” (“Licensed Marks”) solely (i) in connection with the sale of inventory on hand and included in the Purchased Assets as of the Closing Date, and (ii) to permit Purchaser sufficient time after the Closing Date to remove the Licensed Marks from the other Purchased Assets. Other than as expressly permitted under this Section 5.16, Purchaser acknowledges and agrees that after the expiration of the term of the transitional license granted hereunder, Purchaser will have no right (express or implied) in or to the Licensed Marks and upon the expiration of the term of such license, shall immediately cease any and all use of the Licensed Marks. Throughout the term of the transitional license granted hereunder, Purchaser shall take commercially reasonable steps necessary to transition to a new trademark and/or service mark. Without limiting the generality of the foregoing, Purchaser will not adopt, use, or register any Licensed Marks or any other trademarks, service marks, logos, or name that is identical to or confusingly similar with any trademarks of Sellers. It is understood and agreed that Sellers shall retain all right, title and interest in and to Licensed Marks. Nothing contained in this Agreement will give Purchaser any interest in the Licensed Marks. Purchaser agrees that it will not, at any time during or after the term of the transitional license granted hereunder, assert or claim any interest in or do anything which may adversely affect the validity or enforceability of any Licensed Marks. Purchaser shall use its commercially reasonable efforts to cause its use of Licensed Marks not to tarnish, blur, or dilute the quality associated with Licensed Marks or the associated goodwill. Any benefits (including, without limitation, goodwill) accruing from Purchaser’s use of Licensed Marks will automatically vest in Sellers.

(b)    Subject to the terms and conditions of this Agreement, Purchaser hereby grants to Sellers a non-exclusive, non-transferable, fully-paid, limited transitional license (without the right to sublicense) to use, for a period of ninety (90) days following the Closing Date, the Purchased Trademarks solely (i) in connection with the sale of inventory on hand not included in the Purchased Assets, and (ii) to permit Sellers sufficient time after the Closing Date to remove the Purchased Trademarks from the Retained Assets.

5.17    Right of Set-Off for Product Minimum. In the event Novatel fails to satisfy the Product Minimum in any period during the first two years of the term of the Supply Agreement, except to the extent such satisfaction is excused pursuant to the terms of the Supply Agreement, Purchaser shall be entitled to set-off against the payment of the Deferred Purchase Price an amount equal to 50% of the amount by which the Product Minimum for such period exceeds the amount of Products actually purchased by Novatel in such period (the “Shortfall”). To the extent Purchaser elects to set-off pursuant to this Section 5.17, the Product Minimum for that period shall be reduced by the full amount of the Shortfall and Purchaser shall have no further rights to pursue any damages claim against Sellers related to that Shortfall under this Agreement, the Supply Agreement or otherwise.

5.18    Sellers’ Financial Statements. Sellers shall provide Purchaser with financial records related to its operation of the Telematics Hardware Business prior to the Closing and such other information and schedules reasonably requested by Purchaser to enable Purchaser to satisfy its reporting and filing obligations with the SEC and as otherwise required by Law, including preparation and completion of audited and reviewed financial statements and related footnotes as required by the SEC. In connection therewith, Sellers shall reasonably assist Purchaser and make themselves reasonably available to respond to questions from Purchaser’s Representatives.

5.19    Warranty Claims. In the event Purchaser is required to resolve any Warranty Claims, Purchaser shall address and resolve all such Warranty Claims pursuant to Sellers’ documented policies and procedures set forth on Schedule 5.19 of the Disclosure Schedules. Purchaser shall reasonably consult with Novatel regarding the handling and resolution of such Warranty Claims. To the extent, after consulting with Novatel and adhering to the policies and procedures set forth on Schedule 5.19 of the Disclosure Schedules, Purchaser is required to repair or replace any

Product, Novatel shall reimburse Purchaser for (i) in the case of replacements, the cost of such replacement, (ii) in the case of repairs completed using Purchaser’s employees, 115% of the cost of such repair, or (iii) in the case of repairs completed by a third party contractor, the amount paid by Purchaser to such third party.

5.20    Customer Payments. Purchaser shall promptly remit to Sellers any amounts received by Purchaser from customers of the Telematics Hardware Business that relate to sales made by Sellers on or prior to the Closing Date. Sellers shall promptly remit to Purchasers any amounts received by Sellers from customers of the Telematics Hardware Business that relate to sales made by Purchasers after the Closing Date.

ARTICLE VI
CONDITIONS TO THE OBLIGATIONS OF THE PARTIES

6.1    Conditions to the Obligations of Sellers. The obligations of Sellers to effect the transactions contemplated hereby shall be subject to the fulfillment of each of the following conditions, any one or more of which may be waived in writing by Novatel:

(a)    No Law or Order shall have been enacted, entered, promulgated or enforced by any Governmental Authority, which remains in effect, and which prohibits the consummation of the Acquisition or otherwise makes the Acquisition illegal.
(b)    The representations and warranties of Purchaser set forth in ARTICLE IV of this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality” and words of similar import set forth therein) in all material respects at and as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period).

(c)    Purchaser shall have performed and complied in all material respects with all covenants, agreements and obligations required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date.

(d)    Purchaser shall have furnished to Novatel a certificate executed by an executive officer of Purchaser to evidence compliance with the conditions set forth in Section 6.1(b) and Section 6.1(c) of this Agreement.

(e)    Purchaser shall have delivered to Novatel each of the Purchaser Deliverables.

6.2    Conditions to the Obligations of Purchaser. The obligations of Purchaser to effect the Acquisition shall be subject to the fulfillment of each of the following conditions, any one or more of which may be waived in writing by Purchaser:

(a)    No Law or Order shall have been enacted, entered, promulgated or enforced by any Governmental Authority, which remains in effect, and which prohibits the consummation of the Acquisition or otherwise makes the Acquisition illegal.

(b)    The representations and warranties of Novatel set forth in ARTICLE III of this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period) except where any failure of such representations and warranties to be true and correct as of such date would not be reasonably expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

(c)    Sellers shall have performed and complied in all material respects with all covenants, agreements and obligations required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(d)    Novatel shall have furnished to Purchaser a certificate executed by the chief executive officer of Novatel to evidence compliance with the conditions set forth in Section 6.2(b) and Section 6.2(c) of this Agreement.

(e)    Those Business Employees on Schedule 6.2(e) of the Disclosure Schedules shall have accepted offers of employment made to them by Purchaser in accordance with Section 5.3(b).

(f)    Novatel shall have delivered to Purchaser each of the Seller Deliverables.

ARTICLE VII
TERMINATION

7.1    Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a)    by mutual written consent of Purchaser and Novatel;

(b)    by either Purchaser or Novatel, if the Acquisition shall not have been consummated by March 31, 2016 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party hereto whose action or failure to act has been a principal cause of or resulted in the failure of the Acquisition to be consummated on or before such date and such action or failure to act constitutes a material breach of this Agreement;

(c)    by Purchaser or Novatel, if any Law irrevocably prohibits or makes the Acquisition illegal, or if an Order has been entered by a Governmental Authority of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting the Acquisition and such Order has become final and non-appealable;

(d)    by Purchaser, if there has been a breach of any of the representations, warranties or covenants of Novatel contained in this Agreement, which would result in the failure of a condition set forth in Section 6.2(b) or Section 6.2(c), and which breach has not been cured or cannot be cured within fifteen (15) days after the receipt of written notice of the breach from Purchaser; and

(e)    by Novatel, if there has been a breach of any of Purchaser’s representations, warranties or covenants contained in this Agreement, which would result in the failure of a condition set forth in Section 6.1(b) or Section 6.1(c), and which breach has not been cured or cannot be cured within fifteen (15) days after the receipt of written notice of breach from Novatel.

7.2    Notice of Termination; Effect of Termination. A party desiring to terminate this Agreement pursuant to Section 7.1, other than pursuant to Section 7.1(a), shall give written notice of such termination to the other party, specifying the provision or provisions hereof pursuant to which such termination is being effected. In the event of the valid termination of this Agreement as provided in Section 7.1, except as provided in the next sentence of this Section 7.2, which shall survive the termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto other than liability for any willful breach of this Agreement occurring prior to such termination. Notwithstanding anything to the contrary contained herein, (i) the provisions of this Agreement contained in Section 7.3 and ARTICLE IX shall survive the termination of this Agreement and shall continue in full force and effect; and (ii) no termination of this Agreement shall relieve any party from any liability or damages resulting from fraud or intentional misrepresentation prior to such termination by such party.

7.3    Purchaser Termination Fee.

(a)    Purchaser shall pay to Novatel the Purchaser Termination Fee if this Agreement is terminated by Purchaser or Novatel pursuant to Section 7.1(b) and (A) all of the conditions set forth in Sections 6.2(a), 6.2(b), 6.2(c), 6.2(d) and 6.2(e) have been satisfied, except for those conditions which, by their terms, are required to be satisfied or performed at Closing, each of which is capable of being satisfied at the Closing, and (B) Purchaser shall have failed to consummate the Acquisition by the Outside Date.

(b)    Purchaser shall pay to Novatel the Purchaser Termination Fee by wire transfer of same-day funds within five (5) Business Days following the date of termination of this Agreement. Purchaser acknowledges and agrees that the agreements contained in this ARTICLE VII are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Novatel would not have entered into this Agreement; accordingly, if Purchaser fails to promptly pay the Purchaser Termination Fee when due pursuant to this Section 7.3, and in order to obtain such payment Novatel makes a claim against Purchaser that results in an Order against Purchaser, then in such case, Purchaser shall pay to Novatel the Purchaser Termination Fee and all of Novatel’s costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such claim, together with interest on the full amount of the Purchaser Termination Fee from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. Purchaser acknowledges that the Purchaser Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Novatel, in the circumstances in which such fee is due and payable, for the efforts and resources expended, for the damages that will be suffered by Novatel and its subsidiaries and their respective businesses as a result of the termination of this Agreement and for the opportunities forgone by Novatel while negotiating this Agreement and in the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

ARTICLE VIII
INDEMNIFICATION

8.1    Indemnification by Novatel. Subject to the provisions of this ARTICLE VIII, Novatel agrees to indemnify and hold harmless Purchaser and its Affiliates, and each of their respective Representatives (collectively, the “Purchaser Indemnitees”), from and against any and all Losses incurred or suffered by Purchaser Indemnitees arising or resulting from any of the following:

(a)    any inaccuracy in or breach of any representation or warranty of Novatel set forth in ARTICLE III of this Agreement (or the Disclosure Schedules);

(b)    any breach of any covenant or agreement of any Seller set forth herein;

(c)    any Retained Liabilities;

(d)    any Retained Assets;

(e)    any Recall of Products sold by Sellers prior to the Closing Date (“Product Recalls”);

(f)    any portion of the Transfer Taxes for which any Seller is liable under Section 1.6;

(g)    any bulk sales laws; and

(h)    any Taxes resulting from or attributable to any Tax period (or portion thereof) ending on or prior to the Closing Date.

8.2    Indemnification by Purchaser. Subject to the provisions of this ARTICLE VIII, Purchaser covenants and agrees to indemnify and hold harmless Novatel and its Affiliates, and each of their respective Representatives (collectively, the “Seller Indemnitees”), from and against any and all Losses incurred or suffered by Seller Indemnitees arising or resulting from any of the following:

(a)    any inaccuracy in or breach of any representation or warranty of Purchaser set forth in ARTICLE IV of this Agreement;

(b)    any breach of any covenant or agreement of Purchaser set forth herein;

(c)    any Assumed Liability, except for any Losses incurred or amounts to be paid in connection with the Warranty Claims or Product Recalls; and

(d)    any portion of the Transfer Taxes for which Purchaser is liable under Section 1.6.

8.3    Claim Procedure/Notice of Claim.

(a)    A party entitled or seeking to assert rights to indemnification under this ARTICLE VIII (an “Indemnified Party”) shall give prompt written notification (a “Claim Notice”) to the party from whom indemnification is sought (an “Indemnifying Party”) which contains (i) a description and the amount or estimation thereof (the “Claimed Amount”), if then known, of any Losses incurred or reasonably expected to be incurred by the Indemnified Party and (ii) a statement that the Indemnified Party is entitled to indemnification under this ARTICLE VIII for such Losses and a reasonable explanation of the basis therefor.

(b)    Within thirty (30) days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a written response (the “Response”) in which the Indemnifying Party shall either: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount or (ii) dispute that the Indemnified Party is entitled to receive any or all of the Claimed Amount and the basis for such dispute (in such an event, the Response shall be referred to as an “Objection Notice”). If no Response is delivered by the Indemnifying Party to the Indemnified Party within such thirty (30) day period, the Indemnifying Party shall be deemed to have agreed that an amount equal to the entire Claimed Amount shall be payable to the Indemnified Party and such Claimed Amount shall be promptly paid to Purchaser Indemnitees or Seller Indemnitees, as applicable.

(c)    In the event that the Indemnified Party is entitled or is seeking to assert rights to indemnification under this ARTICLE VIII relating to a third-party claim, the Indemnified Party shall give written notification to the Indemnifying Party of the commencement of any Action relating to such third-party claim. Such notification shall be given promptly after receipt by the Indemnified Party of notice of such Action, shall be accompanied by reasonable supporting documentation submitted by such third-party (to the extent then in the possession of the Indemnified Party) and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Action and the amount of the claimed Losses, if then known; provided, however, that no delay, deficiency or failure on the part of the Indemnified Party in so notifying the Indemnifying Party shall relieve the Indemnifying Party of any liability or obligation hereunder except to the extent the Indemnifying Party can demonstrate in writing that the defense of such Action has been materially prejudiced by such delay, deficiency or failure. Within thirty (30) days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Action with counsel reasonably satisfactory to the Indemnified Party; provided, however, that (i) the Indemnifying Party may assume control of such defense only if it acknowledges in writing to the Indemnified Party that any Losses that may be assessed against the Indemnified Party in connection with such Action constitute Losses for which the Indemnified Party shall be indemnified pursuant to this ARTICLE VIII, and (ii) the Indemnifying Party may not assume control of the defense of an Action (A) involving criminal liability; (B) in which any relief other than monetary damages is sought against the Indemnified Party and the Indemnified Party reasonably determines that such non-monetary relief would materially and adversely affect the Indemnified Party; or (C) in which increased statutory, enhanced or treble damages are sought based on willful misconduct. In addition, notwithstanding anything to the contrary in the foregoing, in the event that an Indemnified Party reasonably determines that the conduct of the defense of any Action or any proposed settlement of any such Action by the Indemnifying Party might be expected to materially and adversely affect the Indemnified Party’s Tax Liability or the ability of the Indemnified Party to conduct its business (including relationships with customers, suppliers or other Persons with whom the Indemnified Party conducts business), the Indemnified Party shall have the right at all times to take over and assume control over the defense, settlement or negotiations relating to any such Action at the sole cost of the Indemnifying Party. If the Indemnifying Party does not so assume control of such defense, the Indemnified Party shall control such defense at the Indemnified Party’s expense subject to reimbursement as a part of a Claimed Amount. The party not controlling such defense (the “Non-controlling Party”) may participate therein at its own expense; provided, however, that if the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to such Action, the reasonable fees and expenses of counsel to the Indemnified Party shall be considered “Losses” for purposes of this Agreement. The party controlling such defense (the “Controlling Party”) shall keep the Non-controlling Party reasonably advised of the status of such Action and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Action. The Indemnifying Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Action without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed. The Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Action without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, conditioned or delayed.

8.4	Survival of Representations, Warranties and Covenants; Determination of Losses.

(a)    Except as set forth in Section 8.4(b) and Section 8.4(c), the representations and warranties of Novatel and Purchaser contained in ARTICLE III and ARTICLE IV, respectively, of this Agreement shall survive for a period ending on the date that is eighteen (18) months following the Closing Date, at which time such representations and warranties shall terminate.

(b)    The representations and warranties of Novatel contained in Section 3.15, and Section 3.17 shall survive for a period of seven (7) years following the Closing Date, at which time such representations and warranties shall terminate. The representations and warranties of (i) Purchaser contained in Section 4.1, Section 4.2 and Section 4.5 and (ii) Novatel contained in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5, Section 3.19, and Section 3.20 (collectively, the “Fundamental Representations”), shall survive indefinitely.

(c)    Notwithstanding anything to the contrary in this Agreement, if an Indemnified Party delivers to an Indemnifying Party, before termination or expiration of a representation or warranty, either a Claim Notice based upon a breach of such representation or warranty, or a notice that, as a result of any claim brought by a third party, the Indemnified Party reasonably expects to incur Losses, then the applicable representation or warranty shall survive until, but only for purposes of, the resolution of the matter covered by such notice.

(d)    The representations and warranties of Novatel shall not be deemed waived by reason of any investigation made by or on behalf of Purchaser. The representations and warranties of Purchaser shall not be deemed waived by reason of any investigation made by or on behalf of Novatel.

(e)    Each covenant of Purchaser or Sellers set forth herein shall survive until such time as each such covenant has been fully performed and satisfied.

8.5    Limitations on Indemnification Obligations.

(a)    Novatel shall have no obligation to indemnify Purchaser Indemnitees with respect to Losses arising under Section 8.1(a) until the aggregate amount of all Losses arising thereunder exceeds $150,000 (such amount, the “Basket”), in which case Novatel, on behalf of Sellers, will be liable for all Losses arising thereunder including the Basket, subject to the other limitations in this Section 8.5; provided, however, that the Basket shall not apply to Losses arising from Product Recalls or fraud, criminal conduct or willful misconduct by Novatel.

(b)    Novatel shall have no obligation to indemnify Purchaser Indemnitees with respect to Losses arising under Section 8.1(a) in excess of the amounts actually paid to and received by Novatel under Section 1.3; provided that the aggregate amount of all Losses for which Novatel shall be obligated to indemnify the Purchaser Indemnitees under this Agreement shall not exceed $6,000,000 (such amount, the “Cap”); provided, however that the Cap shall not apply to Losses from Product Recalls or fraud, criminal conduct or willful misconduct by Novatel.

(c)    Purchaser shall have no obligation to indemnify the Seller Indemnitees with respect to Losses arising under Section 8.2(a) until the aggregate amount of all Losses arising thereunder exceeds the Basket, in which case Purchaser will be liable for all Losses arising thereunder including the Basket, subject to the other limitations in this Section 8.5; provided, however, that the Basket shall not apply to Losses arising from fraud, criminal conduct or willful misconduct by Purchaser.

(d)    Purchaser shall have no obligation to indemnify Seller Indemnitees under Section 8.2(a) with respect to Losses in an amount greater than the Cap.

(e)    Notwithstanding anything to the contrary in this Agreement, (i) Purchaser Indemnitees’ rights to indemnification with respect to Losses arising under Sections 8.1(b) through 8.1(f), or based upon fraud, criminal conduct or willful misconduct, shall not be subject to the limitations set forth in Sections 8.5(a) and 8.5(b), regardless of whether such rights to indemnification could also have arisen under Section 8.1(a) in absence of such limitations, and (ii) Seller Indemnitee’s rights to indemnification with respect to Losses arising under Sections 8.2(b) and 8.2(c), or based upon fraud, criminal conduct or willful misconduct, shall not be subject to the limitations set forth in Sections 8.5(c) and 8.5(d) regardless of whether such rights to indemnification could also have arisen under Section 8.2(a) in the absence of such limitations.

(f)    Any indemnity payments made pursuant to this ARTICLE VIII shall be treated for all Tax purposes by the parties hereto as an adjustment to the Purchase Price.

(g)    For purposes of determining whether a breach has occurred and calculating the amount of Losses in connection with a claim for indemnification under this ARTICLE VIII, each of the representations and warranties that contains any qualifications as to “materiality” shall be deemed to have been given as though there were no such qualifications, and any such qualifications shall be disregarded for purposes of this ARTICLE VIII.

8.6    Exclusive Remedy. Except with respect to (i) Losses based on fraud, criminal conduct or willful misconduct (ii) injunctive relief or other equitable relief (whether arising by statute or under common law) to restrain or otherwise remedy a breach or threatened breach of this Agreement or to specifically enforce this Agreement, and (iii) Novatel’s rights to receive any consideration pursuant to ARTICLE I of this Agreement or the Purchaser Termination Fee pursuant to ARTICLE VII, the indemnification provisions in this ARTICLE VIII will be the exclusive remedy of Purchaser and Novatel with respect to any and all monetary damages arising under this Agreement.

8.7    Right of Set-Off for Indemnity Claims. If any Purchaser Indemnitee has provided a Claim Notice to Novatel pursuant to this ARTICLE VIII, and such claim has been finally determined hereunder, but the Losses have not yet been paid by Novatel to such Purchaser Indemnitee pursuant to this Agreement, then in such case, the Purchaser Indemnitee shall set off and otherwise apply the amount of Losses finally determined against the amount of the next payment to be made by Purchaser to Novatel under the Note. The set off right provided under this Section 8.7 shall be Purchaser Indemnitees’ sole recourse for indemnification claims under this ARTICLE VIII.

ARTICLE IX
MISCELLANEOUS

9.1    Amendment and Modifications. This Agreement may be amended, modified or supplemented, only by the written agreement of Purchaser and Sellers.

9.2    Waiver of Compliance; Consents. Any failure of Purchaser, on the one hand, or Sellers, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Sellers prior to the Closing (with respect to any failure by Purchaser), or by Purchaser (with respect to any failure by Sellers), respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be deemed effective when given in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 9.2.

9.3    Notices.

(a)    All notices, requests, demands and other communications under this Agreement shall be in writing and delivered in person, or sent by facsimile or e-mail or sent by reputable overnight delivery service and properly addressed as follows:

To Purchaser:

Micronet Enertec Technologies, Inc.
28 West Grand Avenue, Suite 3
Montvale, NJ 07645
Attention: David Lucatz
E-mail: david@micronet-enertec.com

With a copy to (which shall not constitute notice):

Hermann, Makov & Co., Advocates
7 Begin St. (21st Floor)
Ramat Gan 52521, Israel
Fax: +972-3-6114220
Attention: Guy Eyal, Adv.
E-mail: guy@hmlaw.co.il

and

Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
Attention: Kenneth M. Silverman, Esq.
E-mail: ksilverman@olshanlaw.com

To Sellers:

Novatel Wireless, Inc.
9645 Scranton Road, Suite 205
San Diego, California 92121
Attention: Michael Newman
E-mail: mnewman@nvtl.com

With a copy to (which shall not constitute notice):

Paul Hastings, LLP
4747 Executive Drive
Suite 1200
San Diego, California 92121
Attention: Carl Sanchez

E-mail: carlsanchez@paulhastings.com

(b)    Any party may from time to time change its address for the purpose of notices to that party by a similar notice specifying a new address, but no such change shall be deemed to have been given until it is actually received by the party sought to be charged with its contents.

(c)    All notices and other communications required or permitted under this Agreement which are addressed as provided in this Section 9.3 if delivered personally or by courier, shall be effective upon delivery; if sent by facsimile, shall be delivered upon receipt of proof of transmission.

9.4    Expenses. Except as otherwise set forth herein, Sellers agree that all fees and expenses incurred by Sellers in connection with this Agreement and all related documents and transactions shall be borne collectively by Sellers, and Purchaser agrees that all fees and expenses incurred by it in connection with this Agreement and all related documents and transactions shall be borne by it.

9.5    Assignment and Successors; Third-Party Beneficiaries. This Agreement binds and benefits the parties and their respective heirs, executors, administrators, successors and assigns, except that neither party shall be permitted to assign any rights under this Agreement or delegate to any Person such party’s performance obligations under this Agreement without the prior written consent of the other party. This Agreement is not intended to confer any rights or remedies upon any Person other than the parties hereto.

9.6    Governing Law; Consent to Jurisdiction. This Agreement shall be governed by the laws of the State of Delaware without reference to principles of conflicts of laws that would result in the application of the laws of any other jurisdiction. In addition, each of the parties hereto: (i) consents to submit itself to the personal jurisdiction of any state or federal court located in the State of Delaware in the event that any dispute arises out of this Agreement or the transactions contemplated hereby; (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (iii) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby, in any court other than a federal or state court located in the State of Delaware.

9.7    Specific Enforcement. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations pursuant to this Agreement in accordance with its specified terms or otherwise breach such terms. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief (without posting a bond or other security) to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the provisions of Section 5.10), this being in addition to, and not in lieu of, any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (i) any party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

9.8    WAIVER OF JURY TRIAL. EACH OF PURCHASER AND SELLERS HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING THE ACQUISITION.

9.9    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.10    Interpretation.
(a)    For purposes of this Agreement, whenever the context requires, the singular number will include the plural, and vice versa, the masculine gender will include the feminine and neuter genders, the feminine gender will include the masculine and neuter genders, and the neuter gender will include the masculine and feminine genders.

(b)    As used in this Agreement, the words “include” and “including” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation”.

(c)    All references in this Agreement to “Ancillary Agreements” will be deemed to be a reference to one or more Ancillary Agreements.

(d)    Except as otherwise expressly indicated, all references in this Agreement to a “Section”, “Article”, “Preamble”, “Recitals” or “Exhibit” are intended to refer to a Section, Article, the Preamble, the Recitals or an Exhibit of this Agreement, and all references to a “Schedule” are intended to refer to a Schedule of the Disclosure Schedule.

(e)    As used in this Agreement, the terms “hereof”, “hereunder”, “herein” and words of similar import will refer to this Agreement as a whole and not to any particular provision, Section, Exhibit or Schedule of this Agreement.

(f)    All references to this Agreement herein or to the Disclosure Schedules shall be deemed to refer to this entire Agreement, including the Disclosure Schedules; provided, however, that information furnished in one Section of the Disclosure Schedules shall be deemed to be included in another Section of the Disclosure Schedules to the extent such disclosure is reasonably apparent on the face thereof to be relevant to such other section, whether or not a specific cross-reference appears.

(g)    Each party hereto has participated in the drafting of this Agreement, which each party hereto acknowledges is the result of extensive negotiations among the parties hereto. Consequently, this Agreement will be interpreted without reference to any rule or precept of Law that states that any ambiguity in a document be construed against the drafter.

(h)    Any reference in this Agreement to “$” or “dollars” will mean U.S. dollars.

(i)    All references to any section of any law include any amendment of, and/or successor to, that section.

(j)    The table of contents and Article and Section headings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement.

(k)    All terms defined in this Agreement shall have such defined meanings when used in the Disclosure Schedules or any certificate or other document made or delivered pursuant hereto or thereto unless otherwise defined therein.

9.11    Entire Agreement. This Agreement, including the exhibits hereto and the documents and instruments referred to herein (including the Disclosure Schedules), embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no representations, promises, warranties, covenants or undertakings, other than those expressly set forth or referred to herein and therein.

9.12    Counterparts. This Agreement may be executed in any number of counterparts and by facsimile signatures, any one of which need not contain the signatures of more than one (1) party and each of which shall be an original, but all such counterparts taken together shall constitute one and the same instrument. The exchange of copies of this Agreement or amendments thereto and of signature pages by facsimile transmission or by e-mail transmission in portable digital format (or similar format) shall constitute effective execution and delivery of such instrument(s) as to the parties and may be used in lieu of the original Agreement or amendment for all purposes. Signatures of the parties transmitted by facsimile or by e-mail transmission in portable digital format (or similar format) shall be deemed to be their original signatures for all purposes.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement as of the date first written above.

PURCHASER:

MICRONET ENERTEC TECHNOLOGIES,
INC.

By: /s/ David Lucatz
Name: David Lucatz
Title: CEO and Chairman of the Board

NOVATEL:

NOVATEL WIRELESS, INC.

By: /s/ Sue Swenson
Name: Sue Swenson
Title: Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

Annex I
Definitions

Whenever used in the Agreement, the following terms shall have the meanings set forth in this Annex I, unless otherwise expressly provided:

“Acquisition” means and includes (i) the purchase and sale of assets and the assumption of liabilities as provided in ARTICLE I of the Agreement, (ii) the execution delivery and performance of this Agreement and the Ancillary Agreements, and (iii) each of the other transactions contemplated by this Agreement and the other agreements delivered in connection herewith.

“Action” means any action, administrative enforcement, appeal, petition, plea, charge, complaint, claim, suit, demand, litigation, arbitration, mediation, hearing, or other proceeding commenced, brought, or heard by or before any Governmental Authority.

“Affiliate” means as to any Person, any other Person which, directly or indirectly, is controlled by, controls, or is under common control with, such Person. As used in the preceding sentence, “control” shall mean and include, but not necessarily be limited to, (i) with respect to any Seller, the ownership of ten percent (10%) or more of the voting securities or other voting interest of such Seller, or (ii) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. As to any Seller, “Affiliate” includes without limitation each Key Individual.

“Agreement” - As defined in the caption.

“Ancillary Agreements” shall mean (i) the Bill of Sale and (ii) the Promissory Note.

“Assumed Liabilities” - As defined in Section 1.5(a).

“Basket” - As defined in Section 8.5(a).

“Bill of Sale” - As defined in Section 1.5(a).

“Books and Records” shall mean those books and records used by Sellers exclusively in the conduct of the Telematics Hardware Business by Sellers, including but not limited to, reliability reports, quality control files and quality assurance plans, customer and supplier information, backlog of orders, marketing materials, sales agreements and market leads.

“Business Acquisition Proposal” shall mean any inquiry, bid, proposal or offer (each a “Proposal”) from any Person to acquire, lease, license or otherwise effect a transfer of the Telematics Hardware Business; provided that, “Business Acquisition Proposal” shall specifically exclude any Proposal made by any Person to acquire any shares of capital stock of any Seller (or any of its Affiliates), any division, assets or business of Sellers other than specifically the Telematics Hardware Business.

Annex I-1

“Business Confidential Information” - As defined in Section 5.9.

“Business Day” means any day other than a Saturday or Sunday or other day on which banks in New York, New York are authorized or required to be closed.

“Business Employees” - As defined in Section 3.17(a).

“Cap” - As defined in Section 8.5(b).

“CERCLA” - As defined in the definition of Environmental Laws.

“Claim Notice” - As defined in Section 8.3(a).

“Claimed Amount” - As defined in Section 8.3(a).

“Closing” - As defined in Section 2.1.

“Closing Consideration” - As defined in Section 1.3(a).

“Closing Date” - As defined in Section 2.1.

“Closing Inventory Statement” - As defined in Section 1.4(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Consent Period” - As defined in Section 5.11(a).

“Contract” means, with respect to any Person, any contract, agreement, deed, mortgage, lease, license, purchase order, commitment, arrangement or undertaking, written or oral, or other document or instrument to which or by which such Person is a party or otherwise subject or bound or to which or by which any asset, property or right of such Person is subject or bound.

“Controlling Party” - As defined in Section 8.3(c).

“Cross-License Agreement” - As defined in the Recitals.

“Deferred Purchase Price” - As defined in Section 1.3(b).

“Disclosure Schedules” means the schedules delivered by Sellers to Purchaser concurrently herewith and identified by the parties as the Disclosure Schedules.

“Dispute Notice” - As defined in Section 1.4(b).

“Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation or benefits, including insurance coverage, severance benefits, change of control, retention, performance, holiday pay, vacation pay, paid time off, fringe benefit, disability benefits, pension, retirement plans, profit sharing, deferred compensation, bonuses, stock options, stock purchase,

Annex I-2

phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation that is maintained or contributed to by any Seller or to which any Seller is required to contribute or for which any Seller or any ERISA Affiliate has any or is likely to have any Liability.

“Environment” means soil, land surface or subsurface strata, waters (including, navigable waters, oceans, streams, ponds, reservoirs, drainage basins, wetlands, surface or ground water), sediments, ambient air (including indoor), noise, plant life, animal life, and all other environmental media or natural resources.

“Environmental Laws” means any and all applicable Laws, Permits, approvals, authorizations and other requirements having the force and effect of Law, whether local, state, territorial or national, relating to pollution of the protection of human health, safety, the Environment or natural recourses, including those related to: (i) emissions, discharges, spills, releases or threatened releases of Hazardous Materials; (ii) the use, treatment, storage, disposal, handling, manufacturing, transportation or shipment of Hazardous Materials; or (iii) the regulation of storage tanks. Environmental Laws include the following statutes and all regulations promulgated thereunder and any and all state and local counterparts, as the same may be amended from time to time: the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq. (“CERCLA”), the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq. (“RCRA”), the Federal Water Pollution Control Act, 33 U.S.C. §1251 et seq., the Clean Air Act, 42 U.S.C. §7401 et seq., the Toxic Substances Control Act, 15 U.S.C. §2601 et seq., the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §11001 et seq., the Safe Drinking Water Act, 42 U.S.C. §300f et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. Section 136 et seq., the Atomic Energy Act, 42 U.S.C. Section 22011 et seq.; and the Hazardous Materials Transportation Act, 42 U.S.C. Section 1801 et seq.

“Environmental Liabilities” means all Liabilities, responsibilities, Actions, losses, costs (including remedial, removal, response, abatement, clean-up, investigation, or monitoring costs and related costs and expenses), damages, settlements, expenses, charges, assessments, liens, penalties, fines, pre-judgment and post-judgment interest, and fees and expenses of attorneys, consultants, and experts, arising out of or in connection with any Environmental Laws, whether including those incurred directly, as a result of third-party claims or pursuant to any agreement, order, notice, responsibility, directive (including directives embodied in Environmental Laws), injunction, judgment, or similar documents (including settlements).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any member of any Seller’s controlled group of companies within the meaning of Code Section 414(b), (c), (m) or (o).

“Final Inventory Amount” - As defined in Section 1.4(a).

“Financial Information” - As defined in Section 3.12.

“Fundamental Representations” - As defined in Section 8.4(b).

Annex I-3

“GAAP” means United States generally accepted accounting principles, as amended and in effect from time to time, consistently applied.

“Governmental Authority” means the government of the United States or any foreign country or any state or political subdivision thereof and any entity, body or authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including quasi-governmental entities established to perform such functions.

“Hazardous Material” means any substance, material or waste (regardless of physical form or concentration that is hazardous, toxic or otherwise harmful to human health, natural resources or the Environment, or defined, designated or otherwise regulated under Environmental Laws. Without limiting the generality of the foregoing, all Hazardous Materials include substances, materials and wastes with respect to which any Governmental Authority may require investigation, monitoring, reporting, or remediation; mercury, petroleum and petroleum products and by products including crude oil and any fractions thereof; radon, radioactive substances, asbestos, urea formaldehyde, and polychlorinated biphenyls.

“Indebtedness” means all of the following, whether matured, unmatured, liquidated, unliquidated, contingent or otherwise: (a) all indebtedness for borrowed money, or issued in substitution for or exchange of indebtedness for borrowed money, or for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (including reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured, and any “earn-out” and similar obligations), including the current portion of such indebtedness, (b) all obligations evidenced by notes, bonds, debentures or similar instruments, (c) all capital lease obligations, (d) all obligations under conditional sale or other title retention agreements, (e) all “cut” but un-cashed checks or any overdrafts outstanding as of the Closing Date, (f) any indebtedness secured by a lien on a Person’s assets, (g) any accrued Liabilities or expenses, (h) any accrued interest on any of the foregoing, (i) any prepayment or other similar fees, expenses or penalties on or relating to the repayment or assumption of any of the foregoing and (k) all guarantees of any of the items set forth in clauses (a) - (i) above.

“Indemnified Party” - As defined in Section 8.3(a).

“Indemnifying Party” - As defined in Section 8.3(a).

“Independent Accountant” - As defined in Section 1.4(c).

“Intellectual Property” means, on a worldwide basis: (a) all inventions and ideas (whether or not patentable) and all patents, patent applications, industrial designs, and design patents, (b) all registered and unregistered trademarks, service marks, and protectable trade dress, together with all goodwill associated with any of the foregoing, and all registrations and applications therefor (collectively, “Trademarks”), (c) all registered and unregistered copyrights in both published and unpublished works, and applications for registration thereof, (d) all computer software, data and documentation, (e) all internet domain names, and (f) all trade secrets and confidential business information, whether patentable or unpatentable, including know-how, drawings and technical plans, schematics, prototypes, designs, models, , financial, marketing and business data, pricing and cost

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information, business and marketing plans, and customer and supplier lists and information.

“Independent Accountant” - As defined in Section 1.4(c).

“Inventory” means all inventories of the Telematics Hardware Business held by Novatel or its contract manufacturers, including all raw materials, work in process, parts, supplies and finished goods merchandise, but not including inventories of Sellers other than Novatel.

“Knowledge” means with respect to Sellers, each Seller will be deemed to have “Knowledge” of a particular fact or matter if any Key Individual (i) is actually aware of such fact or matter or (ii) would reasonably be expected to have knowledge of such fact or matter given such individual’s position with Sellers.

“Key Individual” means Sue Swenson, Michael Newman, Michael Sklansky and Lance Bridges.

“Law” means any law, statute, code, regulation, ordinance, rule, common law, Order or governmental requirement enacted, promulgated, entered into, agreed, imposed or enforced by any Governmental Authority.

“Liabilities” means any obligation or liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due), including any liability for Taxes.

“Licensed Intellectual Property” means any and all Intellectual Property that is licensed by a third party to any Seller.

“Licensed Marks” - As defined in Section 5.16.

“Lien” means any mortgage, lien, charge, restriction, pledge, security interest, option, lease or sublease, claim, right of any third party, easement, encroachment or Lien or other charges or rights of others of any kind or nature, except Permitted Liens and non-exclusive Intellectual Property licenses granted in the Ordinary Course.

“Losses” means any claims, Liability, damages, losses, penalties, dues, fines, costs and expenses (including costs of investigation, all reasonable accounting, legal and consulting fees and court costs); provided that Losses shall specifically exclude consequential, incidental, indirect, special, exemplary and punitive damages.

“M2M Product” shall mean a product designed and packaged solely for external use and containing, at a minimum, a printed circuit board, processor, memory, a housing, and wireless or wireline transmitter, and which product (i) is configured to communicate directly with another connected device, and (ii) does not contain a keyboard, display, button, microphone, or speaker (or means for interfacing with any of the forgoing) and is otherwise not capable of direct user interaction.

“Material Customers” - As defined in Section 3.16(b).

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“Material Suppliers” - As defined in Section 3.16(a).

“Non-controlling Party” - As defined in Section 8.3(c).

“Novatel” - As defined in the caption.

“Objection Notice” - As defined in Section 8.3(b).

“Order” means any decree, order, judgment, writ, award, injunction, stipulation or consent of or by, or settlement agreement with, a Governmental Authority.

“Ordinary Course” means the ordinary course of business of the Telematics Hardware Business, and of any Seller in connection with the Telematics Hardware Business, consistent with past practice and custom.

“Outside Date” - As defined in Section 7.1(b).

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permits” - As defined in Section 3.14.

“Permitted Liens” means Liens of carriers, warehousemen, mechanics, laborers, materialmen, landlords, vendors, workmen and operators arising by operation of Law in the Ordinary Course securing amounts that are not delinquent.

“Person” means any natural person, corporation, limited liability company, partnership, firm, joint venture, joint-stock company, trust, association, unincorporated entity or organization of any kind, Governmental Authority or other entity of any kind.

“Pre-Closing Period” - As defined in Section 5.1.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Product Minimum” means the minimum dollar value of Products required under the Supply Agreement to be purchased by Sellers from Purchaser during various periods during the first three years of the term of the Supply Agreement, which the parties agree will be, in the aggregate, not less than $18,000,000 during the first two years of the term of the Supply Agreement.

“Product Recall” - As defined in Section 8.1(f).

“Products” shall mean those products of the Telematics Hardware Business set forth on Annex II (including the firmware thereof), as such products exist as of the date of this Agreement. For clarity, Products shall not include any enabling software, communications software, or other software used or useful to receive, analyze, process, store, or display data transmitted by the Products and shall also not include any telemetry software, know-how or other telemetry products offered by Sellers.

“Promissory Note” - As defined in the Recitals.

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“Proposal” - As defined in the definition of Business Acquisition Proposal.

“Purchase Price” - As defined in Section 1.2(a).

“Purchase Price Allocation Schedule” - As defined in Section 1.7.

“Purchased Assets” means all of Sellers’ right, title and interest in the following:

(i)    the Products of Sellers (including all firmware necessary for the functioning of such Products) set forth on Annex II;

(ii)    the tangible assets, including machinery, test equipment, production and repair tools, spare parts, operating supplies, and other tangible assets that are used exclusively in the Telematics Hardware Business, including those set forth on Annex II;

(iii)    personal computers and furniture used by the Transferred Employees;

(iv)    Contracts set forth on Annex II (collectively, the “Transferred Contracts”);

(v)    Books and Records;

(vi)    Inventory on hand as of the Closing Date;

(vii)    the Purchased Intellectual Property;

(viii)    all causes of action, causes in action, claims, rights of recovery or rights of set-off of every kind and character and rights of recoupment, including those arising under or pursuant to any warranties, guarantees or indemnities arising out of the conduct of the Telematics Hardware Business prior to the Closing;

(ix)    all goodwill associated with the assets described in the preceding clauses (a) through (j) of this definition of “Purchased Assets”.

“Purchased Intellectual Property” - As defined in Section 3.10(a).

“Purchased Patents” - As defined in Section 3.10(a).

“Purchased Trademarks” - As defined in Section 3.10(a).

“Purchaser” - As defined in the caption.

“Purchaser Deliverables” - As defined in Section 2.3.

“Purchaser Indemnitees” - As defined in Section 8.1.

“Purchaser Termination Fee” shall be an amount equal to $250,000.

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“RCRA” - As defined in the definition of Environmental Laws.

“Recall” means any recall, stop sale, market withdrawal, or similar action taken with respect to the Products as a result of any requirement by a Governmental Authority.

“Release” means releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping.

“Remediate” or “Remediation” means the removal, abatement, response, investigation, cleanup, and/or monitoring activities undertaken to address any pollution, or Release of Hazardous Materials, including, excavation, transportation, and disposal of Hazardous Materials, any investigation, study, assessment, testing, monitoring, containment, removal, disposal, closure, corrective action, passive remediation, natural attenuation, or bioremediation, and the installation and operation of remediation systems.

“Representative” means, with respect to any Person, any and all directors, officers, stockholders, managers, members, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Required Financing” - As defined in Section 5.8.

“Response” - As defined in Section 8.3(b).

“Restricted Period” - As defined in Section 5.10(a).

“Restricted Territory” - As defined in Section 5.10(a).

“Retained Assets” means all assets of Sellers other than the Purchased Assets, including the following:

(i)    all cash and cash equivalents;

(ii)    all accounts, notes, contracts or other receivables that remain outstanding as of the Closing Date;

(iii)    employment records required by Law to be maintained by Sellers, Sellers’ corporate seal, if any, minute books and stock or membership record books, the general ledger and books of original entry, all Income Tax returns and other Income Tax records (but only to the extent they relate to the Telematics Hardware Business and are required by Law to be retained by Sellers), to the extent not required to conduct the Telematics Hardware Business;

(iv)    all claims relating to Tax refunds, credits, abatements, rebates, duty drawbacks and other governmental charges of whatever nature relating to any period ending before the Closing Date;

(v)    all insurance policies;

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(vi)    all software used in the Telematics Hardware Business that relate to Sellers’ payroll system, human resources system, financial accounting system and IT services, and other commercially available off-the-shelf software; and

(vii)    Sellers’ rights under this Agreement, the Ancillary Agreements, the Bill of Sale, the TSA and any other agreements delivered by Sellers in connection with this Agreement.

“Retained Liabilities” means any and all Liabilities of Sellers arising out of the operation of the Telematics Hardware Business by Sellers prior to the Closing Date, other than the Assumed Liabilities, including without limitation (i) any Indebtedness of Sellers, (ii) any Liability relating to any Retained Asset, (iii) any Product Liabilities that arose or arise in connection with Products or items (other than the Inventory included in the Purchased Assets) manufactured, distributed, sold, marketed, leased or delivered by or on behalf of Sellers or the Telematics Hardware Business prior to the Closing, (iv) all accounts, notes, contracts or other payables of Sellers that remain outstanding as of the Closing Date, and (v) any Taxes arising out of the operation of the Telematics Hardware Business by Sellers prior to the Closing.

“Roadmap Products” shall mean (i) those M2M Products currently in design or development by Sellers and reflected in the Roadmap attached as Annex III, and (ii) those future M2M Products that would reasonably be expected to be developed pursuant to the Roadmap attached as Annex III.

“SEC” - As defined in Section 4.4(a).

“SEC Reports” - As defined in Section 4.4(a).

“Seller” - As defined in the caption.

“Seller Deliverables” - As defined in Section 2.2.

“Seller Indemnitees” - As defined in Section 8.2.

“Seller Material Adverse Effect” means a material adverse effect on the Telematics Hardware Business, the Purchased Assets or Sellers’ ability to consummate the transactions contemplated hereby; provided, however, that in determining whether a Seller Material Adverse Effect has occurred, there shall be excluded any effect on Sellers or the Telematics Hardware Business relating to or arising in connection with: (i) the public announcement or the pendency of this Agreement or the transactions contemplated hereby, (ii) any actions taken by Purchaser or required or requested by Purchaser to be taken (or refrained from being taken) by Sellers in compliance herewith or otherwise taken by Sellers with the consent of Purchaser, including the impact thereof on the relationships of Sellers with customers, suppliers, distributors, consultants, employees or independent contractors or other third parties with whom Sellers have any relationship, (iii) any litigation brought by any stockholder of Novatel in connection with the transactions contemplated hereby, (iv) any failure by Sellers to meet any projections or forecasts of the Telematics Hardware Business for any period ending on or after the date hereof (it being understood that this clause (iv) does not and shall not be deemed to apply to the underlying cause or causes of any such failure), (v) any change in federal, state, non-U.S. or local law, regulations, policies or procedures, or interpretations thereof, GAAP or

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other regulatory accounting requirements applicable or potentially applicable to the industries in which Sellers operate the Telematics Hardware Business, (vi) changes generally affecting the industries in which Sellers operate the Telematics Hardware Business that are not specifically related to Sellers and do not disproportionately affect Sellers, (vii) changes in United States or global general economic or political conditions, or in the financial, credit or securities markets in general (including changes in interest rates, exchange rates or stock, bond and/or debt prices) that do not disproportionately affect Sellers, (viii) any attack on, or by, outbreak or escalation of hostilities or acts of terrorism involving, the United States, or any declaration of war by the United States Congress or any hurricane or other natural disaster, or (ix) any change that Sellers can demonstrate resulted from Purchaser’s unreasonably withholding its consent under Section 5.1 to any action requiring Purchaser’s consent under Section 5.1 and requested by Sellers to be taken.

“Seller Tax” means any Tax, if and to the extent that any Seller is or may be potentially liable under applicable law, under contract or on any other grounds (including, but not limited to, as a transferee or successor, under Code Section 6901 or Treasury Regulation Section 1.1502-6, as a result of any Tax sharing or other agreement, or by operation of law) for any such Tax.

“Seller Tax Return” means any return, election, declaration, report, schedule, information return, document, information, opinion, statement, or any amendment to any of the foregoing (including, without limitation, any consolidated, combined or unitary return) filed or required to be filed with any Governmental Authority, if, in any manner or to any extent, relating to or inclusive of any Seller or any Seller Tax.

“Shortfall” - As defined in Section 5.17.

“Straddle Period” means any Tax period beginning before the Closing Date and ending after the Closing Date.

“Supply Agreement” - As defined in the Recitals.

“Target Inventory Ceiling” means $11,800,000.

“Target Inventory Floor” means $10,000,000.

“Tax” or “Taxes” means all taxes, charges, fees, duties (including custom duties), levies, or other assessments, including net income, gross income, capital gains, gross receipts, net receipts, gross proceeds, net proceeds, ad valorem, profits, real property, personal property (whether tangible or intangible), gaming, sales, use, franchise, capital, excise, estimated, value added, stamp, lease, transfer, occupational, equalization, license, payroll, employment, environmental, disability, severance, withholding, unemployment, or other taxes, charges or fees assessed by any Governmental Authority, including any interest, penalties, or additions to tax attributable thereto.

“Telematics Hardware Business” shall mean the design, development, manufacture, marketing, and sale of the Products and the Roadmap Products as currently conducted (and contemplated to be conducted as evidenced by the Roadmap) by Sellers. Notwithstanding the foregoing, the “Telematics Hardware Business” shall not include (i) any assets, rights, businesses, or operations of Sellers used in connection with or relating to the development, use, sale or marketing

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of any data generated by the Products or the Roadmap Products, or (ii) Sellers’ FW and Ctrack businesses as it relates to Selers’ current business operations and Sellers’ future business extensions.

“Trademark” - As defined in the definition of Intellectual Property.

“Transfer Taxes” - As defined in Section 1.6.

“Transferred Contracts” - As defined in clause (iii) of the definition of Purchased Assets.

“Transferred Employees” - As defined in Section 5.3(b).

“TSA” means the transition services agreement to be negotiated by the parties in good faith pursuant during the Pre-Closing Period in accordance with Section 5.14.

“Voting Agreements” - As defined in the Recitals.

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